File Number 812-13792

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

AMENDED AND RESTATED APPLICATION FOR AN ORDER OF APPROVAL

PURSUANT TO SECTIONS 11(a) AND 11(c) OF

THE INVESTMENT COMPANY ACT OF 1940

MINNESOTA LIFE INSURANCE COMPANY

MINNESOTA LIFE VARIABLE LIFE ACCOUNT

MINNESOTA LIFE INDIVIDUAL VARIABLE UNIVERSAL LIFE ACCOUNT

SECURIAN FINANCIAL SERVICES, INC.

400 Robert Street North

St. Paul, Minnesota 55101-2098

Please direct any communications, notices and orders to:

Timothy E. Wuestenhagen, Esq.

Minnesota Life Insurance Company

400 Robert Street North

St. Paul, Minnesota 55101-2098

With copies to:

Thomas E. Bisset, Esq.

Sutherland Asbill & Brennan LLP

1275 Pennsylvania Avenue, NW

Washington, DC 20004-2415

Filed December 3, 2010

UNITED STATES OF AMERICA

BEFORE THE

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

Minnesota Life Insurance Company Minnesota Life Variable Life Account Minnesota Life Individual Variable Universal Life Account Securian Financial Services, Inc. File No. 812-13792	AMENDED AND RESTATED APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO SECTIONS 11(a) AND 11(c) OF THE INVESTMENT COMPANY ACT OF 1940

Minnesota Life Insurance Company (“Minnesota Life” or the “Company”), Minnesota Life Variable Life Account (“Variable Life Account”), Minnesota Life Individual Variable Universal Life Account (“Individual VUL Account”) and Securian Financial Services, Inc. (“Securian Financial”) (collectively, the “Applicants”) hereby amend and restate their initial application, dated July 8, 2010, for an order of the Securities and Exchange Commission (the “Commission”) pursuant to Sections 11(a) and 11(c) of the Investment Company Act of 1940, as amended (“1940 Act”), approving the terms of a proposed offer of exchange of certain outstanding variable adjustable life insurance policies offered by Minnesota Life and made available through the Variable Life Account (referred to as “VAL ‘87,” “VAL ‘95,” and “VAL Horizon,” collectively, the “Old Policies”) for a certain flexible premium variable universal life insurance policy offered by Minnesota Life and made available through the Individual VUL Account (“Accumulator VUL” or the “New Policy”).

BACKGROUND

APPLICANTS

Minnesota Life Insurance Company

Minnesota Life is a life insurance company organized under the laws of Minnesota. Minnesota Life was formerly known as The Minnesota Mutual Life Insurance Company, a mutual life insurance company organized in 1880 under the laws of Minnesota. Effective October 1, 1998, The Minnesota Mutual Life Insurance Company reorganized by forming a mutual insurance holding company named “Minnesota Mutual Companies, Inc.” The Minnesota Mutual Life Insurance Company continued its corporate existence following conversion to a Minnesota stock life insurance company. All of the shares of the voting stock of Minnesota Life are owned by a second tier intermediate stock holding company named “Securian Financial Group, Inc.,” which in turn is a wholly-owned subsidiary of a first tier intermediate stock holding company named “Securian Holding Company,” which in turn is a wholly-owned subsidiary of the ultimate parent, Minnesota Mutual Companies, Inc.

Variable Life Account

The Variable Life Account was established on October 21, 1985, by The Minnesota Mutual Life Insurance Company Board of Trustees in accordance with certain provisions of Minnesota insurance law. Minnesota Life is the legal owner of the assets in the Variable Life Account. The obligations to policy owners and beneficiaries arising under the Old Policies are general corporate obligations of Minnesota Life and thus Minnesota Life’s general assets are available to meet the Company’s obligations and the guarantees under the Old Policies. The Minnesota law under which the Variable Life Account was established provides that the assets of the Variable Life Account shall not be chargeable with liabilities arising out of any other business which Minnesota Life may conduct, but shall be held and applied exclusively to the benefit of the holders of those variable life insurance policies for which the Variable Life Account was established. The investment performance of the Variable Life Account is entirely independent of both the investment performance of Minnesota Life’s general account and of any other separate account that Minnesota Life has established or may later establish. The Variable Life Account is organized and registered under the 1940 Act as a unit investment trust (File No. 811-4585) and is a “separate account” as defined in Section 2(a)(37) of the 1940 Act.

Individual VUL Account

The Individual VUL Account was established on June 12, 2007, by the Minnesota Life Board of Directors in accordance with certain provisions of Minnesota insurance law. Minnesota Life is the legal owner of the assets in the Individual VUL Account. The obligations to policy owners and beneficiaries arising under the New Policies are general corporate obligations of Minnesota Life and thus Minnesota Life’s general assets are available to meet the Company’s obligations and the guarantees under the New Policies. The Minnesota law under which the Individual VUL Account was established provides that the assets of the Individual VUL Account shall not be chargeable with liabilities arising out of any other business which Minnesota Life may conduct, but shall be held and applied exclusively to the benefit of the holders of those variable life insurance policies for which the Individual VUL Account was established. The investment performance of the Individual VUL Account is entirely independent of both the investment performance of Minnesota Life’s general account and of any other separate account which Minnesota Life has established or may later establish. The Individual VUL Account is organized and registered under the 1940 Act as a unit investment trust (File No. 811-22093) and is a “separate account” as defined in Section 2(a)(37) of the 1940 Act.

Securian Financial Services, Inc.

Securian Financial is registered with the Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Securian Financial is the principal underwriter for both the Old Policies and the New Policy. Securian Financial is a wholly-owned subsidiary of Securian Financial Group, Inc.

CONTRACTS

General Description of New Policy

The New Policy is a flexible premium variable universal life insurance policy offered pursuant to a registration statement under the Securities Act of 1933 (the “1933 Act”) (File No. 333-144604).1 The prospectus contained in the registration statement, as well as any supplements thereto, contain more detailed information about the New Policy, and are incorporated herein by reference.

Under the New Policy, a policy owner can determine the amount of life insurance protection he or she requires and the amount of money he or she can afford to pay. With certain restrictions, a policy owner may make premium payments in an amount and based on a plan or schedule that he or she determines. Such planned premiums may be paid on an annual, semi-annual, quarterly, or monthly schedule. A policy owner may change his or her planned premium schedule by written request to Minnesota Life. A policy owner may skip planned premium payments or make additional payments. Additional payments may be subject to underwriting. No payment may be less than $50 ($25 for premium payments made under an automatic payment plan). Consistent payment of planned premiums will not necessarily keep a New Policy in force.

[1]	The registration statement for Accumulator VUL was declared effective on December 14, 2007.

A policy owner may allocate premiums and invest policy accumulation value2 in the Individual VUL Account, which currently has thirty-five (35) sub-accounts. Each sub-account invests in shares of one of the following underlying funds that are investment options under the Policy.

Advantus Series Fund, Inc.:

•	Bond Portfolio

•	Index 400 Mid-Cap Portfolio

•	Index 500 Portfolio

•	International Bond Portfolio

•	Mortgage Securities Portfolio

•	Real Estate Securities Portfolio

AllianceBernstein Variable Products Series Fund, Inc.:

•	International Value Portfolio

Fidelity Variable Insurance Products Funds:

•	Equity-Income Portfolio

•	Mid Cap Portfolio

Franklin Templeton Variable Insurance Products Trust:

•	Franklin Small Cap Value Securities Fund

Financial Investors Variable Insurance Trust Ibbotson*

•	Ibbotson Aggressive Growth ETF Asset Allocation Portfolio

•	Ibbotson Balanced ETF Asset Allocation Portfolio

•	Ibbotson Conservative ETF Asset Allocation Portfolio

•	Ibbotson Growth ETF Asset Allocation Portfolio

•	Ibbotson Income and Growth ETF Asset Allocation Portfolio

__________

*	all structured as fund of funds that invest directly in shares of underlying funds

Ivy Funds Variable Insurance Portfolios, Inc.

•	IVY Funds VIP Asset Strategy

•	IVY Funds VIP Core Equity

•	IVY Funds VIP Global Natural Resources

•	IVY Funds VIP Growth

•	IVY Funds VIP International Value

•	IVY Funds VIP Science and Technology

Janus Aspen Series:

•	Janus Portfolio

•	Overseas Portfolio

Vanguard® Variable Insurance Fund:

•	Balanced Portfolio

•	Capital Growth Portfolio

•	Diversified Value Portfolio

•	Equity Income Portfolio

•	High Yield Bond Portfolio

•	International Portfolio

•	Money Market Portfolio

•	Short-Term Investment-Grade Portfolio

•	Small Company Growth Portfolio

•	Total Bond Market Index Portfolio

•	Total Stock Market Index Portfolio

The Universal Institutional Funds, Inc. [Van Kampen]:

•	Emerging Markets Equity Portfolio

Amounts invested in the sub-accounts are subject to the management fees paid and other expenses incurred by the underlying funds.

Under the New Policy, Minnesota Life may, in its sole discretion, periodically credit the unit value of certain sub-accounts of the Individual VUL Account with an amount equal

[2]

“Policy accumulation value” refers to the sum of the value in each sub-account plus the value of the “guaranteed interest account”—i.e., that portion of the general account of Minnesota Life that is attributable to the policy, exclusive of policy loans—plus the “loan account”—i.e., that portion of the general account of Minnesota Life to which amounts from the Individual VUL Account and the guaranteed interest account are transferred as collateral for policy loans.

to a percentage of average annual underlying portfolio assets held by the eligible sub-account. Depending upon the sub-account, the amount of the credit ranges from 0.05% to 0.45% of average annual underlying portfolio assets held by the eligible sub-account, and if provided, would increase a policy owner’s accumulation value under the New Policy. Minnesota Life does not assess any fee or charge for the credits.

A policy owner may also allocate policy accumulation value to the “guaranteed interest account,” part of Minnesota Life’s general account. Minnesota Life will credit interest on policy accumulation value in the guaranteed interest account at a rate of at least 3% on an annual basis.

A policy owner may transfer policy accumulation value between the guaranteed interest account and the Individual VUL Account or among the sub-accounts of the Individual VUL Account. A policy owner may request a transfer or rebalancing of policy accumulation value at any time while the Policy remains in force, or the policy owner may arrange in advance for systematic rebalancing or transfer of policy accumulation value. Minnesota Life may impose restrictions and limitations on transfers, and may assess a transaction charge of no more than $25 for each transfer. In assessing such a charge, Minnesota Life considers all telephone, facsimile and/or written requests processed on the same day to be a single transfer, regardless of the number of sub-accounts (or the guaranteed interest account) affected by the transfer(s). Minnesota Life currently waives the charge for any non-systematic transfers in excess of twelve (12) per year.

While a Policy is in force, a policy owner can access policy accumulation values under the New Policy by means of policy loans and full or partial surrenders. Minnesota Life charges interest on policy loans at an annual rate that does not exceed that permitted in the state in which the Policy is delivered, and credits interest to amounts in loan accounts established in connection with outstanding loans (“loan amounts”) at a rate no less than the policy loan interest rate minus 1% per year. If the Policy has been in force for ten years or more, however, Minnesota Life credits the loan amount at an annual rate equal to the policy loan rate minus 0.10% per year.

The New Policy offers a choice of three death benefit options:

•	Level Option—the death benefit equals the face amount of the New Policy.

•	Increasing Option—the death benefit equals the face amount of the New Policy plus the policy accumulation value at the time of death of the insured.

•	Sum of Premiums Option—the death benefit equals the face amount of the New Policy plus the sum of all premiums paid minus the sum of all partial surrenders.

The death benefit under any of these options may be greater if necessary for a New Policy to continue to comply with the tax law definition of life insurance.

General Description of Old Policies

The Old Policies are offered pursuant to registration statements under the Securities Act of 1933 (File Nos. 33-03233 and 333-96383). The prospectus contained in Post-Effective Amendment No. 30 to the Securities Act of 1933 registration statement for VAL ‘87 and VAL ‘95 (File No. 333-03233) contains more detailed information about those policies, and is incorporated herein by reference.3 The prospectus contained in Post-Effective Amendment No. 16 to the Securities Act of 1933 registration statement for VAL Horizon (File No. 333-96383) contains more detailed information about those policies, and is incorporated herein by reference.4

The Old Policies are variable adjustable life insurance policies that provide plans of insurance that vary by the period during which insurance is guaranteed and the period during

[3]	The prospectus in Post-Effective Amendment No. 30 describes two versions of a variable adjustable life insurance policy. One version, referred to as “VAL ‘87,” was issued from June 1, 1987, until May 1, 1995. VAL ‘95 was issued from May 1, 1995, until October 31, 2008.
[4]	The registration statement for VAL Horizon was declared effective on June 22, 2000.

which a policy owner must pay premiums. A “whole life plan of insurance” provides life insurance in an amount at least equal to the initial face amount at the death of the insured. Premiums may be payable for a specified number of years or for the life of the insured. A “protection plan of insurance” guarantees insurance coverage and a scheduled premium level for a specified number of years, always less than for whole life. For VAL ‘87 and VAL ‘95 policies, after the initial protection period, insurance coverage in a reduced amount is guaranteed for the life of the insured. Under each of the Old Policies, a policy owner may change the premium or face amount (or death benefit option, in the case of VAL Horizon) of the Policy after it is issued. Any such changes may, however, result in a change in the plan of insurance and, consequently, a lengthened or shortened premium payment period or guaranteed period of insurance coverage.

Under the Old Policies, the larger the premium a policy owner pays, the larger the policy values a policy owner can expect to be available for investment in the underlying fund portfolios available as investment options under the Policy. Under the VAL ‘87 and VAL ‘95 policies, the highest premium payment permitted at the time of issue, or the maximum plan of insurance, for a specific face amount, is one that will provide a fully paid-up5 policy after the payment of ten annual premium payments. Under VAL Horizon policies, the highest premium payment permitted at the time of issue, for a specific death benefit, is one that will provide a fully paid-up policy6 after the payment of five annual premium payments.

Owners of VAL ‘87 and VAL ‘95 policies can select two of the three key components in the design of the policy—face amount, premium and plan of insurance—and Minnesota Life will then

[5]	A VAL ‘87 or VAL ‘95 policy is “paid up” when no additional premiums are required to provide the face amount of insurance for the life of the insured, provided that there is no policy indebtedness.
[6]	A VAL Horizon policy is “paid up” when no additional premiums are required to provide the death benefit until the death of the insured, provided that there is no policy indebtedness.

determine the third. Subject to certain minimums, maximums and Minnesota Life’s underwriting standards, a policy owner may choose any level of premium or death benefit that he or she wishes. Owners of VAL Horizon policies can choose the level of premium, the face amount, and the death benefit option under his or her Policy, and Minnesota Life will then guarantee a specific plan of insurance.

The Old Policies have a level premium for a specified number of years, for the life of the insured, or until the Policy becomes paid up. The initial premium required for a Policy will depend on: (i) the issue age, gender, risk classification, and tobacco use status of the insured; (ii) the face amount, death benefit option and plan of insurance of the Policy; and (iii) any additional benefits (referred to as “Agreements”) elected in connection with the Policy. Scheduled premiums may be paid on an annual, semi-annual, or quarterly schedule, or paid monthly, under an automatic payment plan. The minimum annual base premium must be at least $300 ($150 for insureds age 0-15 for VAL Horizon).7 Minnesota Life may impose restrictions on or refuse to permit payments in addition to scheduled premiums.

An owner of an Old Policy may allocate premiums and invest actual cash value8 in the Variable Life Account, which currently has seventy (70) sub-accounts. Each sub-account invests in shares of one of the following underlying funds that are investment options under the Old Policy.

[7]	For VAL ‘87, the term “base premium” refers to the premium less any amount deducted from the premium for additional benefits. For VAL ‘95 and VAL Horizon, in addition to amounts deducted from the premium for additional benefits, the base premium also reflects a deduction for the sub-standard risk charge. The New Policy does not use the term “base premium.”
[8]	“Actual cash value” refers to the total amount invested under the Old Policy—i.e., the sum of the value in each sub-account plus the value in the guaranteed principal account.

Advantus Series Fund, Inc.

•	Bond Portfolio

•	Index 400 Mid-Cap Portfolio

•	Index 500 Portfolio

•	International Bond Portfolio

•	Money Market Portfolio

•	Mortgage Securities Portfolio

•	Real Estate Securities Portfolio

AIM Variable Insurance Funds (Invesco Variable Insurance Funds)

•	Invesco V.I. Basic Balanced Fund

•	Invesco V.I. Capital Appreciation Fund

•	Invesco V.I. Core Equity Fund

•	Invesco V.I. Small Cap Equity Fund

•	Invesco Van Kampen V.I. Capital Growth Fund*

•	Invesco Van Kampen V.I. Comstock Fund*

•	Invesco Van Kampen V.I. Growth and Income Fund*

•	Invesco Van Kampen V.I. Mid Cap Value Fund*

*	available on or about June 1, 2010

Alliance Bernstein Variable Products Series Fund, Inc.

•	International Value Portfolio

American Century Variable Portfolios, Inc.

•	VP Income & Growth Fund

•	VP Ultra® Fund

•	VP Value Fund

American Century Variable Portfolios II, Inc.

•	VP Inflation Protection Fund

Credit Suisse Trust

•	International Equity III Portfolio

Fidelity Variable Insurance Products Funds

•	Contrafund® Portfolio

•	Equity-Income Portfolio

•	High Income Portfolio

•	Mid Cap Portfolio

Financial Investors Variable Insurance Trust (Ibbotson)**

•	Ibbotson Aggressive Growth ETF Asset Allocation Portfolio

•	Ibbotson Balanced ETF Asset Allocation Portfolio

•	Ibbotson Conservative ETF Asset Allocation Portfolio

•	Ibbotson Growth ETF Asset Allocation Portfolio

•	Ibbotson Income and Growth ETF Asset Allocation Portfolio

**	all structured as fund of funds that invest directly in shares of underlying funds

Franklin Templeton Variable Insurance Products Trust

•	Franklin Large Cap Growth Securities Fund

•	Franklin Small Cap Value Securities Fund

•	Franklin Small-Mid Cap Growth Securities Fund

•	Mutual Shares Securities Fund

•	Templeton Developing Markets Securities Fund

Goldman Sachs Variable Insurance Trust

•	Goldman Sachs Government Income Fund

Ivy Funds Variable Insurance Portfolios, Inc.

•	Ivy Funds VIP Asset Strategy

•	Ivy Funds VIP Balanced

•	Ivy Funds VIP Core Equity

•	Ivy Funds VIP Global Natural Resources

•	Ivy Funds VIP Growth

•	Ivy Funds VIP International Core Equity

•	Ivy Funds VIP International Growth

•	Ivy Funds VIP Micro Cap Growth

•	Ivy Funds VIP Mid Cap Growth

•	Ivy Funds VIP Science and Technology

•	Ivy Funds VIP Small Cap Growth

•	Ivy Funds VIP Small Cap Value

•	Ivy Funds VIP Value

Janus Aspen Series

•	Balanced Portfolio

•	Forty Portfolio

•	Overseas Portfolio

•	Perkins Mid Cap Value Portfolio

MFS® Variable Insurance Trust

•	Investors Growth Stock Series

•	Mid Cap Growth Series

•	New Discovery Series

•	Value Series

Neuberger Berman Advisors Management Trust

•	Neuberger Berman AMT Socially Responsive Portfolio

Oppenheimer Variable Account Funds

•	Capital Appreciation Fund/VA

•	High Income Fund/VA

•	Main Street Small Cap Fund®/VA

Panorama Series Fund, Inc.

•	International Growth Fund/VA

PIMCO Variable Insurance Trust

•	PIMCO Low Duration Portfolio

•	PIMCO Total Return Portfolio

Putnam Variable Trust

•	Putnam VT Equity Income Fund

•	Putnam VT Growth and Income Fund

•	Putnam VT International Equity Fund

•	Putnam VT New Opportunities Fund

•	Putnam VT Voyager Fund

The Universal Institutional Funds, Inc.

•	Morgan Stanley UIF Emerging Markets Equity Portfolio

Amounts invested in the sub-accounts are subject to the management fees paid and other expenses incurred by the underlying funds.

A policy owner may also allocate actual cash value to the “guaranteed principal account,” part of Minnesota Life’s general account. Minnesota Life will credit interest on actual cash value in the guaranteed principal account interest at a rate of at least 4% on an annual basis.

The owner of an Old Policy may transfer actual cash value between the guaranteed principal account and the Variable Life Account or among the sub-accounts of the Variable Life Account. A policy owner may request a transfer of actual cash value at any time while the Old Policy remains in force, or may arrange in advance for systematic rebalancing or transfer of actual cash value. Minnesota Life may impose restrictions and limitations on transfers, and may assess a transaction charge of no more than $10 for each transfer. Under the Old Policies, there is a charge only for non-systematic transfers in excess of twelve (12) per year. In assessing such a charge, Minnesota Life considers all telephone, facsimile and/or written requests processed on the same day to be a single transfer, regardless of the number of sub-accounts (or the guaranteed interest account) affected by the transfer(s). Minnesota Life currently waives such charge.

While a Policy is in force, a policy owner can access actual cash value under the Old Policy by means of policy loans and full or partial surrenders. Minnesota Life will charge interest on policy loans at an annual rate that will not exceed that permitted in the state in which the Policy is delivered, and will credit interest to amounts in loan accounts established in connection with outstanding loans (“loan amounts”) at a rate no less than the policy loan interest rate minus two percent (2%) (or one percent (1%) for VAL Horizon policies) per year. However, depending on the insured’s age, and period of time that Policy has been in force, Minnesota Life may credit a VAL ‘87 or a VAL ‘95 policy with interest at a more favorable rate. Currently, if all conditions are met, Minnesota

Life will credit a policy loan at an annual rate equal to the policy loan rate minus 0.75% per year. In addition, if a VAL Horizon policy has been in force for 10 years or more (including the period any previous policy issued by Minnesota Life was in effect if that previous policy was exchanged for the VAL Horizon policy), then Minnesota Life will credit the loan amount at an annual rate equal to the policy loan rate minus 0.25% per year.

Owners of the Old Policies have a choice of two death benefit options. The death benefit under either of those options will be as described below, unless the death benefit must be increased to satisfy the definition of life insurance under federal tax law.

•	The Cash Option provides a fixed death benefit equal to the current face amount at the time of the insured’s death.

•	The death benefit provided under the Protection Option will vary as often as daily depending on the performance of the investment options underlying the Old Policies.

•

Under VAL Horizon, the death benefit equals the current face amount plus the actual cash value at the time of the insured’s death. Under VAL ‘87, the death benefit equals (i) the current face amount at the time of the insured’s death or, if the policy value[9] exceeds the tabular cash value[10] at the date of the insured’s death, then (ii) the current face amount at the time of the insured’s death plus an additional amount of insurance that could be purchased by using the difference

[9]	The “policy value” refers to the actual cash value plus the amount of any policy loan.
[10]

The “tabular cash value” is what the actual cash value would have been if all scheduled premiums were paid annually on the premium due date, there were no policy adjustments or policy loans, any percentage increase in the actual cash value were matched by the policy's assumed rate of return, the net investment experience of the sub-accounts selected by the policy owner or the interest credited to the guaranteed principal account matched the policy's assumed rate of return, the maximum cost of insurance charges were deducted once at the end of the policy year and other charges provided for in the policy were deducted.

between actual cash value and the tabular face amount as a net single premium. [11]

•	Under VAL ‘95 and Amended VAL ‘95 policies[12]—

•

Before the policy anniversary nearest the insured’s age 70—The death benefit is the policy value plus the greater of: (i) the current face amount at the time of the insured’s death; and (ii) the amount of insurance that could be purchased using the policy value as a net single premium.

•

At the policy anniversary nearest the insured’s age 70 (only under VAL ‘95)—The Protection Option is only available until the policy anniversary nearest the insured’s age 70, at which time Minnesota Life will automatically adjust the face amount of the Policy to equal the death benefit immediately preceding the adjustment, and will convert the death benefit option to the Cash Option.

•

After the policy anniversary nearest the insured’s age 70 (only under Amended VAL ‘95)—The death benefit equals (i) the current face amount at the time of the insured’s death, or (ii) if the policy value exceeds the tabular cash value at the date of the insured’s death, then the current face amount at the time of the insured’s death plus an additional amount of insurance that could be purchased by using the difference between actual cash value and the tabular cash value as a net single premium.

[11]

“Net single premium” refers to the amount of money necessary, at the insured's attained age, to pay for all future guaranteed cost of insurance charges for the lifetime of the insured, or for the coverage period.

[12]

Under VAL ‘95, the Protection Option is only available until the policy anniversary nearest the insured’s age 70. Thereafter, Minnesota Life will convert the death benefit option to the Cash Option. Under Amended VAL ‘95, by contrast, the Protection Option is available to insureds older than age 70.

The minimum face amount of a VAL ‘87 or a VAL ‘95 policy is $50,000. The minimum face amount of a VAL Horizon policy is $25,000 ($10,000 if the insured is age 0-15).

Comparison of the Old Policies and the New Policy—Fees and Charges

The following chart summarizes important information about the charges that are assessed under the VAL ‘87, VAL ‘95, VAL Horizon, and Accumulator VUL policies. (Information about the policy fees and charges is presented in more detail below this comparison chart.)

Policy Fees and Charges	VAL ‘87 (Old Policy)	VAL ‘95 (Old Policy)	VAL Horizon (Old Policy)	Accumulator VUL (New Policy)
Transaction Fees
First-Year Sales Load/Sales Charge (VAL Horizon)	Maximum charge = 23% of base premium payable in first 12 months of policy, and for the first 12 months after a premium increase		Maximum charge = 44% of base premium payable in first 12 months of policy, and for the first 12 months after a premium increase	N/A
Sales Load/Premium Charge (VAL Horizon and Accumulator VUL)	7% of base premiums deducted upon payment

•      6% of base premiums deducted upon payment (i.e., does not apply to premiums for additional agreements, see below); currently 3% of non-repeating premiums

•      Premium charge is designed to cover cost of distribution and administrative expenses and certain taxes

• Currently 4% of all premiums deducted upon payment; guaranteed not to exceed 7% • Premium charge is designed to cover cost of state premium taxes estimated to range from 0% to 2.5% of each premium
Premium Tax Charge	2.5% of each base premium and each non-repeating premium; deducted upon payment of premium		(See “Premium Charge” above)	(See “Premium Charge” above)

Policy Fees and Charges	VAL ‘87 (Old Policy)	VAL ‘95 (Old Policy)	VAL Horizon (Old Policy)	Accumulator VUL (New Policy)
Underwriting Charge/Additional Face Amount (VAL Horizon)	Maximum charge = $5 per $1,000 of face amount; assessed upon base premium payable in first 12 months of policy, and upon an increase in base premium for 12 months following a premium increase			N/A
Policy Adjustment Transaction/Policy Change Transaction Charge(Accumulator VUL)	Up to $25 per policy adjustment (e.g., change in premium, face amount, or plan of insurance)		Up to $25 per policy adjustment (e.g., change in premium, face amount, death benefit option, or plan of insurance)	• Currently $60 per policy change deducted at time of change in face amount, death benefit option or risk classification • Guaranteed not to exceed $100
Partial Surrender Transaction Charge	Lesser of $25 or 2% of the amount surrendered; deducted upon partial surrender
Transfer Transaction Charge	Up to $10 for each non-systematic transfer in excess of 12 per policy year		Currently, $10 per transfer for each non-systematic transfer in excess of 12 per policy year; not to exceed $25 per transfer
Face Amount Guarantee Charge	1.5% of base premiums; deducted upon payment		N/A
Sub-standard Risk Charge/Cash Extra Charge (Accumulator VUL)	(See “Periodic Charges” below)	• Deducted from premium payment • Maximum charge = $260 per $1,000 of face amount • Minimum charge = $0.08 per $1,000 of face amount	• Deducted upon premium payment • Maximum charge = $381.80 per $1,000 of face amount annually • Minimum charge = $0.14 per $1,000 of face amount annually	(See “Periodic Charges” below)
Returned Check Transaction Charge	N/A	N/A	$25 for each returned check (currently waived)	N/A
Exchange Administrative Charge	N/A		$200 at issue of internal exchange	N/A

Policy Fees and Charges	VAL ‘87 (Old Policy)	VAL ‘95 (Old Policy)	VAL Horizon (Old Policy)	Accumulator VUL (New Policy)
Surrender Charge	N/A

•      Assessed upon policy termination or upon full surrender of the policy within the first 10 policy years or within the first ten years following an increase in face amount

•      Charge waived on policies issued as a result of an internal exchange for the face amount of the exchanged contracts

•      1.40 multiplied by the lesser of: (a) 60 multiplied by the Policy Issue Charge for the initial face amount or the face amount increase, as applicable; or (b) the sum of any remaining Policy Issue Charges for the initial face amount or the face amount increase, as applicable, measured from the policy termination or full surrender to the end of the ten-year surrender charge period

Periodic Charges
Administration Charge/Monthly Policy Charge (VAL Horizon and Accumulator VUL) (deducted from policy value)	$5 per month		• Monthly charge • Guaranteed charge not to exceed $10 + $0.03 per $1000 of face amount per month • Current charge = $8 + $0.02 per $1000 of face amount per month (for Policy based on 1980	• Monthly charge • Current charge = $8 • Guaranteed not to exceed $12 plus $0.0125 per thousand of face amount

Policy Fees and Charges	VAL ‘87 (Old Policy)	VAL ‘95 (Old Policy)	VAL Horizon (Old Policy)	Accumulator VUL (New Policy)
Commissioners Standard Ordinary Mortality Tables (“1980 CSO Tables”)) and $10 + $0.02 per $1000 of face amount per month (for Policy based on the 2001 Commissioners Standard Ordinary Mortality Tables (“2001 CSO Tables”))
Policy Issue Charge (deducted from policy value)	N/A

•      Assessed monthly for the first 10 years after issue or following a face increase

•      Varies by age, gender and risk class of insured

•      Maximum charge = $0.53 per $1,000 of initial face amount or face amount increase

•      Minimum charge = $0.04 per $1,000 of initial face amount or face amount increase

•      Waived on policies issued as a result of an internal exchange for the face amount of the exchanged contracts

Policy Fees and Charges	VAL ‘87 (Old Policy)	VAL ‘95 (Old Policy)	VAL Horizon (Old Policy)	Accumulator VUL (New Policy)
Cost of Insurance Charge (deducted from policy value)

•      Monthly charge

•      Varies with the insured’s age and risk class of the insured, and the duration, face amount and premium level of the policy

•      Maximum charge = $83.33 per $1,000 of net amount at risk

•      Minimum charge = $0.01 per $1,000 of net amount at risk

•      Not to exceed the maximum charges for mortality derived from the 1980 CSO Tables

•      Monthly charge

•      Varies with the insured’s age and risk class of the insured, and the duration, face amount and premium level of the policy

•      Maximum charge = $83.33 per $1,000 of net amount at risk

•      Minimum charge = $0.01 per $1,000 of net amount at risk

•      Not to exceed the maximum rates for mortality derived from the 1980 CSO Tables (for policies issued before October 31, 2008), and the 2001 CSO Table (for Policies issued on or after October 31, 2008); (there are 2 versions of this policy, with the only significant difference being the applicable guaranteed mortality tables)

•      Monthly charge

•      Varies with the insured’s age, gender and risk class, and the face amount of the insured

•      Maximum charge = $70 per $1,000 of net amount at risk, guaranteed not to exceed $83.33 per $1,000 of net amount at risk

•      Minimum charge = $0.005 per $1,000 of net amount at risk, guaranteed not to exceed $0.015 per $1,000 of net amount at risk

•      Not to exceed the maximum charges for mortality derived from the 2001 CSO Tables

Sub-standard Risk Charge/Cash Extra Charge (Accumulator VUL)	• Monthly charge • Maximum charge = $22 per $1,000 of face amount • Minimum charge = $0.01 per $1,000 of face amount	(See “Transaction Fees” above)	(See “Transaction Fees” above)

•      Monthly charge (deducted for the period of time necessary to compensate Minnesota Life for the heightened risk associated with the insured’s medical condition, hazardous occupation or activity)

•      Maximum charge = $100 per $1,000 of face amount

•      Minimum charge = $0

Policy Fees and Charges	VAL ‘87 (Old Policy)	VAL ‘95 (Old Policy)	VAL Horizon (Old Policy)	Accumulator VUL (New Policy)
Net Policy Loan Interest Charge

•       Annual charge representing the difference between interest credited on loan account value held as collateral on policy loans and interest charged on policy loans

•       Charge may also be assessed at time of policy adjustment, surrender, lapse or policy loan transaction

•       Maximum rate of interest charged on a policy loan = 8% of loan amount

•       Interest credited on a policy loan cannot be less than the interest rate charged on policy loan minus 2%

•       Charge representing the difference between interest credited on loan account value held as collateral on policy loans and interest charged on policy loans

•       Assessed annually and upon policy adjustment, surrender, lapse, or policy loan transaction

•       For policies in force less than 10 years, 1.0%

•       For policies in force for more than 10 years, 0.25%

•       Annual charge representing the difference between interest credited on loan account value held as collateral for policy loans and interest charged on policy loans

•       Charge may also be assessed at time of policy adjustment, surrender, lapse or policy loan transaction

•       For policies in force less than 10 years, 1.0%

•       For policies in force for more than 10 years, 0.1%

Mortality and Expense Risk Charge	• Daily charge • Annual rate = 0.5% of average daily net assets of Variable Life Account

•       Monthly charge

•       Current monthly rate = 0.03% (on an annual basis 0.36%) of policy accumulation value for policy years 1-10, and no charge thereafter

•       Guaranteed not to exceed monthly rate of 0.075% (on an annual basis 0.9%) of policy accumulation value

Policy Fees and Charges	VAL ‘87 (Old Policy)	VAL ‘95 (Old Policy)	VAL Horizon (Old Policy)	Accumulator VUL (New Policy)
Charges for Additional Benefits (“Agreements”)

•      Charges for additional agreements (and for sub-standard risks–for VAL ‘95 only) deducted from premiums to calculate base premiums, except for Policy Enhancement Charge

•      Waiver of Premium–Maximum charge = $11.24 per $1,000 of face amount; Minimum charge = $0.12 per $1,000 of face amount; assessed upon premium payment

•      Policy Enhancement–Maximum charge = $8; assessed annually

•      Face Amount Increase–Maximum charge = $2.29 per $1,000 of agreement coverage annually; Minimum charge = $0.65 per $1,000 of agreement coverage annually

•      Survivorship Life–Maximum charge = $35.04 per $1,000 of agreement coverage annually; Minimum charge = $0.20 per $1,000 of agreement coverage annually

•      Family Term–Maximum charge = $5.00 per $1,000 of agreement coverage annually

•      Charges for additional agreements and for sub-standard risks deducted from premiums to calculate base premiums

•      Waiver of Premium–Maximum charge = $11.24 per $1,000 of face amount; Minimum charge = $0.12 per $1,000 of face amount; assessed upon premium payment

•      Inflation–Maximum charge = $8; assessed annually

•      Face Amount Increase–Maximum charge = $2.29 per $1,000 of agreement coverage annually; Minimum charge = $0.65 per $1,000 of agreement coverage annually

•      Business Continuation–Maximum charge = $35.04 per $1,000 of agreement coverage annually; Minimum charge = $0.10 per $1,000 of agreement coverage annually

•      Family Term–Maximum charge = $5.00 per $1,000 of agreement coverage annually

•      Charges for additional agreements are generally assessed monthly against policy accumulation value

•      Waiver of Premiums–Maximum charge = $0.51 per $1,000 of face amount (on an annual basis, $6.12 per $1,000 of face amount); Minimum charge = $0.01 per $1,000 of face amount (on an annual basis, $0.12 per $1,000 of face amount)

•      Waiver of Charges–Maximum charge = $0.38 per $1,000 of face amount (on an annual basis, $4.56 per $1,000 of face amount); Minimum charge = $0.01 per $1,000 of face amount (on an annual basis, $0.12 per $1,000 of face amount)

•      Death Benefit Guarantee–Maximum charge = $83.33 per $1,000 (on an annual basis, $999.96 per $1,000);

Current maximum charge is $7.00 per $1,000 (on an

Policy Fees and Charges	VAL ‘87 (Old Policy)	VAL ‘95 (Old Policy)	VAL Horizon (Old Policy)	Accumulator VUL (New Policy)
• Early Values–Maximum charge = 10% of premium, payable for ten years after election.

annual basis, $84.00 per $1,000) of net amount at risk;

Minimum charge = $0.02 per $1,000 (on an annual basis, $0.24 per $1,000);

Current minimum charge is $0.01 per $1,000 (on an annual basis, $0.12 per $1,000) of net amount at risk

•      Term Insurance–Maximum charge = $83.33 per $1,000 (on an annual basis, $999.96 per $1,000);

Current maximum charge is $22.57 per $1,000 (on an annual basis, $270.84 per $1,000) of net amount at risk; Minimum charge = $0.015 per $1,000 (on an annual basis, $0.18 per $1,000);

Current minimum charge is $0.008 per $1,000 on an annual basis, $0.096 per $1,000) of net amount at risk

•      Family Term Insurance –Children–$0.40 per $1,000 of coverage (on an annual basis, $4.80 per $1,000 of coverage)

Policy Fees and Charges	VAL ‘87 (Old Policy)	VAL ‘95 (Old Policy)	VAL Horizon (Old Policy)	Accumulator VUL (New Policy)

•      Interest Accumulation Agreement–Maximum charge = $83.33 per $1,000 (on an annual basis, $999.96 per $1,000);

Current maximum charge is $70.00 per $1,000 (on an annual basis, $840.00 per $1,000) of increased net amount at risk provided by this agreement; Minimum charge = $0.015 per $1,000 (on an annual basis, $0.18 per $1,000);

Current minimum charge is $0.005 per $1,000 (on an annual basis, $0.06 per $1,000) of increased net amount at risk provided by this agreement

•      Early Values Agreement–Maximum charge = 0.05% (on an annual basis, 0.6%);

Current charge is 0.01% (on an annual basis 0.12%) of accumulation value minus policy loan amount

•      Guaranteed Insurability Option–Maximum

Policy Fees and Charges	VAL ‘87 (Old Policy)	VAL ‘95 (Old Policy)	VAL Horizon (Old Policy)	Accumulator VUL (New Policy)

charge = $0.192 per $1,000 (on an annual basis, $2.304 per $1,000):

Current maximum charge is $0.191 per $1,000 (on an annual basis $2.292 per $1,000) of additional coverage; Minimum charge = $0.0292 per $1,000 (on an annual basis, $0.3504 per $1,000);

Current minimum charge = $0.032 per $1,000 (on an annual basis, $0.384 per $1,000) of additional coverage

   Long-Term Care Agreement–Maximum Charge = $3.619 per $1,000 (on an annual basis, $43.428 per $1,000);

Current maximum charge $2.353 per $1,000 (on an annual basis, $28.236 per $1,000) of long-term care net amount at risk; Minimum charge = $0.018 per $1,000 (on an annual basis, $0.216 per $1,000);

Current minimum charge $0.00625 per $1,000 (on an annual basis

Policy Fees and Charges	VAL ‘87 (Old Policy)	VAL ‘95 (Old Policy)	VAL Horizon (Old Policy)	Accumulator VUL (New Policy)

$0.075 per $1,000) of long-term care net amount at risk

•      Overloan Protection– Guaranteed not to exceed 7% of accumulation value upon exercise of Overloan Protection Agreement; currently 5% of accumulation value upon exercise of Overloan Protection Agreement

Total Annual Fund Operating Expenses
Fund Operating Expenses	Varies by underlying fund

Transaction Fees. Transaction fees are designed to compensate Minnesota Life for its expenses associated with processing transactions.

Front-end Sales Charges: A single premium charge is deducted under the New Policy to cover the expenses related to premiums. By contrast, under the Old Policies, several charges are deducted from premium payments to calculate the base premium – i.e., a sales load, a first-year sales load, and a premium tax charge (for VAL ‘87 and VAL ‘95 only).

•	First-Year Sales Load/Sales Charge (VAL Horizon):

•

Old Policies. The charge applies to base premiums payable during the first 12 months of the policy, and for the first 12 months after a premium increase or any policy adjustment that occurs during a period when a (first-year) sales load is being assessed. The charge will also apply to that portion of an annual base premium necessary for an original issue whole life plan of insurance. Non-repeating premiums are not subject to a first-year sales load (or sales charge).

•

VAL ‘87 and VAL ‘95. The maximum charge is 23% of base premiums payable during the first 12 months of the policy, and for the first 12 months after a premium increase or any policy adjustment that occurs during a period when a (first-year) sales load is being assessed.

•

VAL Horizon. The maximum charge is 44% of base premiums payable during the first 12 months of the policy, and for the first 12 months after a premium increase or any policy adjustment that occurs during a period when a (first-year) sales load is being assessed.

•	New Policy. None assessed.

•	Sales Load/Premium Charge (VAL Horizon and Accumulator VUL):

•	Old Policies. This charge is designed to compensate Minnesota Life for some of the distribution expenses incurred in connection with the Old Policies.[13]

•	VAL ‘87 and VAL ‘95. The maximum charge consists of a deduction from each premium of 7%.

•

VAL Horizon. The premium charge compensates Minnesota Life for distribution and administrative expenses and certain taxes associated with the issuance and maintenance of the VAL Horizon Policy, including state premium taxes. The maximum charge consists of a deduction from each base premium of 6% (i.e., the charge is not applicable to premiums for Agreements); currently, the charge is 3% on non-repeating premiums.

•

New Policy. Minnesota Life deducts a premium charge from each premium payment equal to 4% of the premium payment before allocating the remaining premium payment to the investment options available under the New Policy according to instructions from the policy owner. The premium charge compensates Minnesota Life for distribution and administrative expenses and certain taxes associated with issuance and maintenance of the New Policy, including state premium taxes. The premium charge is guaranteed not to exceed 7% of each premium.

Premium Tax Charge: This charge is designed to cover the aggregate premium taxes Minnesota Life pays to state and local governments for this class of policies. This charge may be

[13]	Front-end sales loads/premium charges may vary depending on whether the premium is a scheduled premium or a non-repeating premium. For VAL Horizon, the premium charge is designed to cover sales commissions in early policy years and other charges related to premiums (e.g., administrative expenses and taxes) in later policy years.

increased in the future, but only to the extent necessary to cover the premium tax expenses Minnesota Life incurs.

•	Old Policies.

•	VAL ‘87 and VAL ‘95. This is a charge of 2.5% of each base premium and of each non-repeating premium.

•	VAL Horizon. None assessed.

•	New Policy. None assessed.

Underwriting Charge/Additional Face Amount (VAL Horizon): This charge is designed to compensate Minnesota Life for the administrative costs associated with issuance or adjustment of the policies, including the cost of processing applications, conducting medical exams, classifying risks, determining insurability and risk class, and establishing policy records. The amount of this charge may vary by the age of the insured and the premium level for a given amount of insurance. Each charge is made ratably from premiums scheduled to be paid during the first policy year and during the twelve months following certain policy adjustments. Non-repeating premiums are not subject to an underwriting charge or an additional face amount charge.

•	Old Policies. The maximum amount of each charge will not exceed $5 per $1,000 of face amount of insurance.

•	New Policy. None assessed.

Policy Adjustment/Policy Change (Accumulator VUL): This charge compensates Minnesota Life for expenses associated with processing a policy change such as an increase or decrease in face amount or a change in death benefit option.

•	Old Policies. There is a charge of up to $25 for each policy adjustment.

•	New Policy. The current charge is $60 for each policy change; the charge is guaranteed not to exceed $100.

Partial Surrender Transaction Charge: This charge compensates Minnesota Life for the administrative costs in generating a partial surrender payment and in making all calculations which may be required because of the partial surrender. For both Old Policies and New Policies, the charge for each partial surrender is the lesser of $25 or 2% of the amount surrendered.

Transfer Transaction Charge:

•

Old Policies. Minnesota Life reserves the right to deduct a charge, not to exceed $10 ($25 for VAL Horizon policies), for each transfer of actual cash value among the guaranteed principal account and/or the sub-accounts of the Variable Life Account. Currently, there is a $10 charge for each non-systematic transfer in excess of twelve (12) per policy year. However, Minnesota Life currently waives this charge for each of the Old Policies.

•

New Policy. Minnesota Life may assess a maximum transfer transaction charge of $25 to compensate the Company for the costs of processing transfers of policy accumulation value among the sub-accounts and/or the guaranteed interest account. Currently, a policy owner can make up to 12 such transfers each policy year free of charge. There is a $10 transfer transaction charge for the thirteenth and each additional transfer in a policy year from the amount being transferred; Minnesota Life currently waives this charge.

Face Amount Guarantee Charge: This charge is designed to compensate Minnesota Life for its guarantee that the death benefit will always at least equal the current face amount in effect at the time of the insured’s death regardless of the investment performance of the sub-accounts in which net premiums have been invested. Non-repeating premiums are not subject to a face amount guarantee charge.

•	Old Policies.

•	VAL ‘87 and VAL ‘95. This charge of 1.5% is deducted from each base premium, and is guaranteed not to increase.

•	VAL Horizon. None assessed.

•	New Policy. None assessed.

Sub-standard Risk Charge/Cash Extra Charge (VAL ‘95 and VAL Horizon): This charge compensates Minnesota Life for providing the death benefit under a policy when the insured presents a higher level of mortality risk—e.g., because of an outstanding medical condition or a hazardous occupation or activity engaged in by the insured. The charge varies, depending on the characteristics of the insured. This charge is assessed as a “Periodic Charge” for the VAL ‘87 Policy and the New Policy. (See “Periodic Charges” below.)

•	Old Policies: Under VAL ‘95 and VAL Horizon, this charge is deducted from premium to calculate base premium.

•	VAL ‘95. The maximum charge is $260 per $1,000 of face amount annually; the minimum charge is $0.08 per $1,000 of face amount annually.

•	VAL Horizon. The maximum charge is $381.80 per $1,000 of face amount annually; the minimum charge is $0.14 per $1,000 of face amount annually.

Returned Check Transaction Charge:

•

Old Policies. Under VAL Horizon policies, Minnesota Life may assess a charge, not to exceed $25, for each returned check. This charge is currently waived under VAL Horizon policies, and is not assessed under VAL ‘87 and VAL ‘95 policies.

•	New Policy. None assessed.

Exchange Administrative Charge: This charge is deducted from existing policy cash value at the time of an internal exchange.

•	Old Policies.

•	VAL ‘87 and VAL ‘95. Not applicable because policy owners may not exchange into these Policies.

•	VAL Horizon. $200

•	New Policy. None assessed.

Surrender Charge:

•	Old Policies. None assessed.

•

New Policy. Minnesota Life deducts a surrender charge from policy accumulation value if, during the first ten (10) policy years or within 10 years after an increase in face amount, a policy owner surrenders the Policy or the Policy terminates. The surrender charge is designed to cover a portion of the costs of administering, issuing and selling the Policy. The surrender charge equals 1.40 multiplied by the lesser of (i) sixty (60) times the policy issue charge for the initial face amount or the face amount increase, as applicable, or (ii) the sum of any remaining policy issue charges[14] for the initial face amount or the face amount increase, as applicable, that would apply during the period from Policy surrender or termination until the end of the 10-year surrender charge period. Note: The surrender charge under the New Policies will be

[14]	Both a monthly policy issue charge and a surrender charge apply during the first ten policy years and for the first ten years following any increase in face amount of the New Policy. The surrender charge is calculated taking into account (i) the policy issue charge for the initial face amount or face amount increase, as appropriate, or (ii) the sum of any policy issue charges that would apply during the period from policy termination or full surrender until the end of the ten-year surrender charge period.

waived on any face amount under the New Policy up to the amount of the face amount of the exchanged Old Policy at the time of exchange.

Periodic Charges

Administration Charge/Monthly Policy Charge (VAL Horizon and Accumulator VUL): Minnesota Life assesses an administration charge (or monthly policy charge) to cover certain of its administrative expenses, including those attributable to the records maintained for Old Policies.

•	Old Policies.

•	VAL ‘87 and VAL ‘95. This is a flat monthly charge of $5.

•

VAL Horizon. This monthly policy charge is guaranteed not to exceed $10 plus $0.03 per $1,000 of face amount. Currently, for VAL Horizon policies to which the 1980 CSO Tables apply, the monthly charge is $8 plus $0.02 per $1,000 of face amount, and for VAL Horizon policies to which the 2001 CSO Tables apply, the monthly charge is $10 plus $0.02 per $1,000 of face amount.

•

New Policy. The monthly policy charge compensates Minnesota Life for certain administrative expenses it incurs. Currently, the charge is $8 per month; the charge per month is guaranteed not to exceed $12 plus $0.0125 per $1,000 of face amount of the Policy.

Policy Issue Charge:

•	Old Policies. None assessed.

•

New Policy. The policy issue charge compensates Minnesota Life for its expenses of issuing, underwriting and distributing the Policy. The policy issue charge varies based upon a number of factors, including the age, gender, and risk class of the insured. Minnesota Life assesses this charge for the first ten (10) years following issuance of the

Policy and for the first 10 years following an increase in face amount under the Policy. The minimum charge is $0.04 per $1,000 of initial face amount or face amount increase, and the maximum charge is $0.53 per $1,000 of initial face amount or face amount increase. Note: This charge will be waived on the portion of face amount of a New Policy issued pursuant to the proposed exchange that equals the face amount of the Old Policy at the time of the exchange.

Cost of Insurance Charge: The cost of insurance charge compensates Minnesota Life for providing the death benefit under a policy. The charge is assessed monthly against actual cash value and is calculated by multiplying the net amount at risk15 under the policy by a rate that takes into account a number of factors, including, but not limited to, the insured’s age, gender and risk class, and policy duration. Some states may require Minnesota Life to base its rates on “unisex” rather than gender-specific mortality tables. (See “Comparison of Charges” chart above for listing of maximum and minimum cost of insurance rates under the Old Policies and the New Policy.)

•	Old Policies.

•	VAL ‘87 and VAL ‘95. The cost of insurance rate is guaranteed not to exceed the maximum rates set forth in the 1980 CSO Tables.

•

VAL Horizon. The same minimum cost of insurance rates apply to policies issued before October 31, 2008 (using the 1980 CSO Tables) and policies issued after October 31, 2008 (using the 2001 CSO Tables). Different maximum cost of insurance rates apply to VAL Horizon policies issued before October 31, 2008 (using the 1980 CSO Tables) and VAL Horizon policies issued on or after October 31, 2008 (using the 2001 CSO Tables).

[15]	The “net amount at risk” refers to the death benefit under a policy minus the policy value.

•	New Policy. The maximum guaranteed cost of insurance rates cannot exceed the maximum rates set forth in the 2001 CSO Tables.

Sub-standard Risk Charge/Cash Extra Charge (Accumulator VUL): This charge is characterized as a “Transaction Fee” for VAL ‘95 and VAL Horizon. (For a description of this charge, see “Transaction Fees” above.)

•	VAL ‘87. This charge is assessed against policy cash value. The minimum monthly charge is $0.01, and the maximum monthly charge is $22.00, per $1,000 of face amount.

•

New Policy. This charge is a level charge per $1,000 of face amount. The minimum monthly charge is $0, and the maximum monthly charge is $100.00, per $1,000 of face amount. Minnesota Life assesses this charge only for the period of time necessary to compensate itself for the heightened mortality risk that it bears as a result of an insured’s outstanding medical condition, hazardous occupation or activity.

Net Policy Loan Interest Charge: This charge represents the difference between the interest Minnesota Life credits on loan account value held as collateral on policy loans and the interest Minnesota Life charges on policy loans.16

[16]

Under the New Policy, Minnesota Life charges a 4% annual rate of interest on policy loans. Under the Old Policies, Minnesota Life charges an 8% annual rate of interest on policy loans taken under VAL ‘87 and VAL ‘95 policies, and a 5% annual rate of interest on policy loans taken under VAL Horizon policies.

The New Policy and the VAL Horizon Old Policies offer policy loan interest credit rates that are not less than the policy loan interest rate minus 1% per year. Under the New Policy, if the Policy has been in force for ten years or more, the loan is credited at a rate equal to the policy loan rate minus 0.10% per year. By contrast, the VAL ‘87 and VAL ‘95 Old Policies offer policy loan interest credit rates at not less than the policy loan interest rate minus 2% per year. If certain conditions are met, the loan is credited at a rate equal to the policy loan rate minus 0.75% per year under VAL ‘87 and VAL ‘95 Old Policies, and at a rate equal to the policy loan rate minus 0.25% per year under VAL Horizon.

•	Old Policies.

•

VAL ‘87 and VAL ‘95. The maximum rate of interest charged on a policy loans is 8% of the loan amount. The interest credited on a policy loan cannot be less than the interest rate charged on a policy loan minus 2%.

•

VAL Horizon. For policies in force for less than 10 years, the net loan interest charge is based on a 1% annual rate of interest. For policies in force for 10 years or more, the net loan interest charge is based on an annual rate of interest of 0.25%.

•

New Policy. For policies in force for less than 10 years, the net loan interest charge is based on a 1% rate. For policies in force for 10 years or more, the net loan interest charge is based on an annual rate of interest of 0.1%

Mortality and Expense Risk Charge: The mortality and expense risk charge compensates Minnesota Life for assuming the risks that cost of insurance charges will be insufficient to cover actual mortality experience and that the other charges will not cover Minnesota Life’s expenses in connection with the Policy.

•	Old Policies. On each valuation date, Minnesota Life assesses a mortality and expense risk charge at an annual rate of 0.50% of the average daily net assets of the Variable Life Account.

•

New Policy. Currently, the mortality and expense risk charge is assessed at a monthly rate of 0.030% of the policy accumulation value minus the loan account value in the first ten policy years; the charge is not currently assessed after the tenth policy year. Minnesota Life reserves the right to increase this charge to a maximum monthly rate of 0.075% of the policy accumulation value.

Charges for Additional Benefits (“Agreements”): Minnesota Life also will assess charges for supplemental insurance benefits that may be added to the Policy – e.g., waiver of premium, face amount increase and term insurance. Under the Old Policies, charges for Agreements (and, for VAL ‘95 and VAL Horizon policies, the sub-standard risk charge) are deducted from premiums to determine the base premium. Under the New Policies, charges for Agreements are deducted monthly from policy accumulation value in the guaranteed interest account and the sub-accounts on a pro-rata basis.17 (See “Comparison of Charges” chart above for listing of charges for the Agreements available under the Old Policies and under the New Policy.)

Annual fund Operating Expenses. There are daily charges against the underlying fund assets for investment advisory services and operating expenses. These charges are reflected in the net asset values of the underlying fund shares purchased by the sub-accounts.

•

Old Policies. For the fiscal year ended December 31, 2009, these charges ranged from 0.49% to 2.40% of average annual underlying fund net assets (before any contractual fee waivers and expense reimbursements).

•

New Policy. For the fiscal year ended December 31, 2009, these charges ranged from 0.19% to 1.97% of average annual underlying fund net assets (before contractual fee waivers and expense reimbursements).

[17]	Under the New Policy, policy accumulation value is the sum of the values in the sub-accounts, the guaranteed interest account, and the loan account.

Comparison of the Old Policies and the New Policy—Policy Features

The following chart summarizes important information about the policy features (including the supplemental insurance benefits referred to as “Agreements”) available under the VAL ‘87, VAL ‘95, VAL Horizon, and Accumulator VUL policies. (More detailed information about the features of the Old Policies and of the New Policy is presented in more detail below this comparison chart.)

Policy Feature	VAL ‘87 (Old Policy)	VAL ‘95 (Old Policy)	VAL Horizon (Old Policy)	Accumulator VUL (New Policy)
Maximum Issue Age	85		90	90 (93 for policies issued in connection with this exchange offer)
Minimum Initial Face Amount	$50,000		• $25,000 ($10,000 if insured is age 0-15)	• $100,000 • $10,000 if the result of an internal exchange
Minimum Premium	Base premium must be at least $300 annually		Base premium must be at least $300 annually ($150 if insured is age 0-15)	• No minimum annual premium payment requirement • Each premium payment must be at least $50 ($25 if under an automated payment plan)
Policy Premiums	Level base premium for specified period, for the life of the insured or until the policy becomes paid up			Flexible premiums
Asset Credit (VAL Horizon)/Annual Unit Value Credit (Accumulator VUL)	N/A	N/A

•      An amount that Minnesota Life may contribute to each Policy

•      For Policies issued using the 1980 CSO Tables, 0.40% of the actual cash value in each sub-account or in the guaranteed principal account

•      For Policies issued using the 2001 CSO Tables, 0.05% to

				• An amount Minnesota Life may apply to each sub-account • Depending on the sub-account, the amount credited ranges from 0.0% to 0.45% of average annual portfolio assets held by the sub-account

Policy Feature	VAL ‘87 (Old Policy)	VAL ‘95 (Old Policy)	VAL Horizon (Old Policy)	Accumulator VUL (New Policy)
0.50% of the actual cash value in a sub-account or in the guaranteed principal account
Definition of Life Insurance Method	Cash Value Accumulation test		Guideline Premium test	Cash Value Accumulation test or Guideline Premium test chosen at Policy issue
Death Benefit Options

Cash Option:

•      Current face amount at the time of the insured’s death

•      The death benefit will not vary unless the policy value exceeds the net single premium for then-current face amount. At that time, the death benefit will be the greater of the face amount of the Policy or the amount of insurance that could be purchased at the date of the insured’s death by using the policy value as a new single premium

			Cash Option: Current face amount at time of insured’s death unless the benefit needs to be increased to satisfy the definition of insurance	Level Option: Current face amount at time of insured’s death unless the benefit needs to be increased to satisfy the definition of insurance
Death Benefit Options (cont’d)	Protection Option: Current face amount or, if the policy value is greater than the tabular cash value at the date of the insured’s death, then the current face amount plus an additional amount of insurance that could be purchased by using that difference between the policy value and tabular cash value as a net single premium

Protection Option:

•      Before the policy anniversary nearest the insured’s age 70, the amount of the death benefit equals the policy value plus the larger of: (a) the then current face amount at the time of the insured’s death; and (b) the amount of insurance that could be purchased using the policy value as a net single premium

•      At the policy anniversary nearest the insured’s age 70

			Protection Option: Current face amount plus the policy value unless the benefit needs to be increased to satisfy the definition of life insurance	Increasing Option: Current face amount plus the accumulation value, unless the benefit needs to be increased to satisfy the definition of life insurance

Policy Feature	VAL ‘87 (Old Policy)	VAL ‘95 (Old Policy)	VAL Horizon (Old Policy)	Accumulator VUL (New Policy)

(under VAL ‘95 only), ML will automatically adjust the face amount of the policy to equal the death benefit immediately preceding the adjustment, and convert the death benefit option to the cash option

•      After the policy anniversary nearest the insured’s age 70 (under amended VAL ‘95 only)—The amount of the death benefit equals (a) the current face amount at the time of the insured’s death or (b) if the policy value is greater than the tabular cash value at the date of the insured’s death, then the current face amount plus an additional amount of insurance that could be purchased by using that difference between actual cash value and the tabular cash value as a net single premium

Policy Feature	VAL ‘87 (Old Policy)	VAL ‘95 (Old Policy)	VAL Horizon (Old Policy)	Accumulator VUL (New Policy)
Death Benefit Options (cont’d)	N/A	N/A	N/A	Sum of Premiums Option: The amount of the death benefit equals the greater of (a) the face amount plus the sum of all premiums paid less all partial surrenders, or (b) the limitation percentage (i.e., the minimum percentage of accumulation value that Minnesota Life must pay as the death benefit under federal tax law requirements) multiplied by the accumulation value on the insured’s date of death
Guaranteed Death Benefits

•      Every policy provides a guaranteed face amount of insurance (as shown on the policy specification page) so long as there is no policy indebtedness and all scheduled premiums have been paid

•      Within broad ranges, the Policy owner has the right to change the guaranteed face amount and/or scheduled premium to alter the guarantee face amount

• No explicit death benefit guarantee provided • Secondary death benefit guarantee available through an additional agreement
General Account Investment Option	• Yes • Minimum annual interest rate payable, 4%			• Yes • Minimum annual interest rate payable, 3%
Separate Account Options	Diversified offering of 70 sub-accounts managed by 18 different entities			Diversified offering of 35 sub-accounts managed by 9 different entities
Free Look Period

Later of:

•      ten days after Policy owner receives policy;

•      45 days after Policy owner has signed the application, or

•      ten days after Minnesota Life mails Policy owner a notice of Policy owners’ right of withdrawal

30 days after Policy owner receives policy
Policy Loan Interest Rate	8% annual rate of interest, in arrears		5% annual rate of interest, in arrears	4% annual rate of interest, in arrears
Policy Loan Interest Credit Rates

•      Not less than policy loan interest rate minus 2% per year

•      If the insured’s age is greater than or equal to age 55 as of the last policy anniversary and the Policy has been in force for at least ten years, loan is

			• Not less than policy loan interest rate minus 1% per year • If the Policy has	• Not less than policy loan rate minus 1% per year • Currently, if Policy has been

Policy Feature	VAL ‘87 (Old Policy)	VAL ‘95 (Old Policy)	VAL Horizon (Old Policy)	Accumulator VUL (New Policy)
	credited at a rate equal to the policy loan rate minus 0.75% per year		been in force for at least ten years, loan is credited at a rate equal to the policy loan interest rate minus 0.25% per year	in force for at least 10 years, then equals policy loan interest rate minus 0.10% per year
Automatic Increase in Face Amount Provisions

•      Policy Enhancement Agreement (“PEA”) and Cost of Living Agreement (“COL”): Provide for increases in the face amount, without evidence of insurability and helps Policy owner maintain the purchasing power of the protection provided by the Policy; PEA requires an additional premium, COL does not; PEA and COL may not be used in combination

•      On each policy anniversary, the PEA provides for an increase in the face amount by a specified percent, between 3% and 10%, which is chosen by the policy owner when applying for the benefit

•      If a policy owner does not select the PEA, then Minnesota Life will issue the policy with a COL, which provides for a face amount increase equal to the percentage increase in the consumer price index during the previous three years, provided that the policy owner has not made a face amount adjustment during that time

•      Face Amount Increase Agreement: Provides for increases in face amount, without evidence of insurability, at specified ages of the insured; requires an additional premium

•      Inflation Agreement: Requires an additional premium and provides for a face amount increase without evidence of insurability equal to twice the percentage increase in the consumer price index during the previous three years, subject to a maximum increase in face amount of $100,000

•      Face Amount Increase Agreement: Provides for increases in face amount, without evidence of insurability, at specified ages of the insured; requires an additional premium

•      Guaranteed Insurability Option Agreement: Provides for increases in face amount at specified ages of the insured without additional evidence of insurability;[18] there is a monthly charge for this Agreement

[18]

The specified dates occur on the policy anniversary nearest to the insured’s birthday at ages 22, 25, 28, 31, 34, 37 and 40. A policy owner can purchase additional amounts of insurance coverage under this Agreement on other specified dates, referred to as “alternative option dates”—e.g., if the insured marries, experiences the birth or the adoption of a child—as well.

Policy Feature	VAL ‘87 (Old Policy)	VAL ‘95 (Old Policy)	VAL Horizon (Old Policy)	Accumulator VUL (New Policy)
Other Additional Agreements	Waiver of Premium Agreement: Requires an additional premium and provides for the payment of policy premium in the event of the insured’s disability

Waiver of Premium Agreement:

•      Provides for the payment of premium in the event of the insured’s disability; there is a monthly charge for this Agreement

•      Not available if Waiver of Charges Agreement is elected

Waiver of Charges Agreement:

•      Waives charges in the event of the insured’s disability; there is a monthly charge for this Agreement

•      Not available is Waiver of Premium Agreement is elected

	Survivorship Life Agreement: Requires an additional premium and allows Policy owner to purchase a specified amount of additional insurance, without evidence of insurability, at the death of another person designated by the policy owner		Business Continuation Agreement: Requires an additional premium and allows Policy owner to purchase a specified amount of additional insurance, without evidence of insurability, at the death of another person designated by the policy owner	N/A
	Family Term Rider: Requires an additional premium and provides a fixed amount of insurance on children of an insured			Family Term Insurance—Children: Provides a fixed amount of insurance on children of an

Policy Feature	VAL ‘87 (Old Policy)	VAL ‘95 (Old Policy)	VAL Horizon (Old Policy)	Accumulator VUL (New Policy)
insured up to the first anniversary of the Agreement on or following the child’s 25th birthday; there is a monthly charge for this Agreement
	Exchange of Insureds Agreement: Requires no additional premium and allows for the transfer of existing insurance coverage to another insured within a business setting			N/A
Accelerated Benefits Agreement: Allows Policy owner to receive a significant portion of the Policy’s death benefit if the insured develops a terminal condition as a result of sickness or injury; for Old Policies, the Accelerated Benefits Agreement is issued on all policies to individual insureds and requires no additional premium; for New Policy, is available only at issue and after first policy anniversary, without underwriting approval
	Extended Maturity Agreement: provides for the continuation of the Policy beyond the maturity age of the insured; does not require an additional premium			N/A
	N/A	N/A	Early Values Agreement: Waives a portion of the policy charges in the first policy year; requires an additional premium, payable for 10 policy years	Early Values Agreement: Waives the surrender charge that would ordinarily apply to the Policy; there is a monthly charge for this Agreement
	N/A	N/A	N/A	Death Benefit Guarantee Agreement: Provides that the Policy will remain in force even if the accumulation value is exhausted, as long as the Death Benefit Guarantee value less any policy loan is positive; there is a monthly charge for this Agreement
	N/A	N/A	N/A	Term Insurance Agreement: Provides additional level term insurance coverage on the life of the insured; there is a monthly charge for this Agreement

Policy Feature	VAL ‘87 (Old Policy)	VAL ‘95 (Old Policy)	VAL Horizon (Old Policy)	Accumulator VUL (New Policy)
	N/A	N/A	N/A	Overloan Protection Agreement: Provides that the Policy will not terminate because of a policy loan even when the accumulation value is insufficient to cover policy charges; there is no monthly charge for this Agreement; there is a one-time charge to exercise the Agreement
	N/A	N/A	N/A	Long-Term Care Agreement: Helps cover long-term expenses via acceleration of all or part of the death benefit via a monthly benefit while the insured is cognitively impaired or unable to perform certain activities of daily living; there is a monthly charge for this Agreement
	N/A	N/A	N/A	Interest Accumulation Agreement: Provides additional death benefit to policy owners who elected the sum of premiums death benefit option; there is a monthly charge for this Agreement
Dividends	For participating Policies, a share of Minnesota Life’s divisible surplus may be payable to the Policy owner		N/A	N/A
Minimum Interest Payable on Single Sum Death Proceeds	• 4% annual rate of interest • Additional interest earnings, if any, on deposits under a settlement option	3% annual rate of interest	3% annual rate of interest	3% annual rate of interest

Policy Feature	VAL ‘87 (Old Policy)	VAL ‘95 (Old Policy)	VAL Horizon (Old Policy)	Accumulator VUL (New Policy)
are payable as determined by Minnesota Life
Minimum Interest Payable Under Settlement Options	4% annual rate of interest	3% annual rate of interest	3% annual rate of interest	3% annual rate of interest
Deferral of Policy Payments

•      Policy payments may be deferred, including policy loans, for up to six months from date of request

•      If a payment other than a policy loan payment is deferred for more than 31 days, then a 4% annual rate of interest would be paid for as long as the payment remains postponed

(Same as VAL ‘87, except a 3% annual rate of interest is paid)
Suicide Clause Time Period

•      If the insured dies by suicide within 2 years of original policy date, then Minnesota Life’s liability will be limited to the amount of premiums paid

•      In the event of a face amount increase for which evidence of insurability is required, if the insured dies by suicide within 2 years of the effective date of such increase, Minnesota Life’s liability with respect to the amount of the increase will be limited to the amount of premiums paid for such increase

•      If the insured dies by suicide within 2 years of the original policy date, then Minnesota Life’s liability will be limited to the amount of premiums paid

•      In the event of policy adjustment, reinstatement or any other policy change for which evidence of insurability is required, if the insured dies by suicide within 2 years of the effective date of such policy adjustment, reinstatement or

•      If the insured dies by suicide within 2 years of the original policy date, then Minnesota Life’s liability will be limited to the amount of premiums paid minus the sum of any policy loan, any unpaid loan interest and any partial surrenders

•      In the event of policy change or reinstatement for which evidence of insurability is required, if the insured dies by suicide within 2 years of the effective date of such policy

Policy Feature	VAL ‘87 (Old Policy)	VAL ‘95 (Old Policy)	VAL Horizon (Old Policy)	Accumulator VUL (New Policy)

any other policy change, then Minnesota Life’s liability with respect to such policy adjustment, reinstatement or other policy change will be limited to the premiums paid for such policy adjustment, reinstatement or any other policy change change or reinstatement, Minnesota Life’s liability with respect to such policy change or reinstatement will be limited to the portion of monthly charges associated with such policy change or reinstatement

•      Where a New Policy is issued in exchange for an Old Policy, a new 2 year time period, during which Minnesota Life’s liability may be limited as a result of the suicide of an insured (“Suicide Clause Time Period”), will not commence. However, any time remaining under a Suicide Clause Time Period from the Old Policy will carry over to the New Policy.

Incontestability Time Period

•      Minnesota Life cannot contest the policy, except in case of fraud or nonpayment of premium, once the policy has been in force for 2 years after the original policy date

•      In the event of a face amount increase that required evidence of insurability, Minnesota Life cannot contest that increase (with respect to information provided at the time of the increase) 2 years after effective date of face amount increase

• Minnesota Life cannot contest the policy, except in case of fraud or nonpayment of premium, once the policy has been in force for 2 years after the original policy date • In the event of a policy

•      Minnesota Life cannot contest the policy, except in case of fraud, once the policy has been in force for 2 years after the original policy date

•      In the event of policy change or reinstatement that required evidence of insurability,

Policy Feature	VAL ‘87 (Old Policy)	VAL ‘95 (Old Policy)	VAL Horizon (Old Policy)	Accumulator VUL (New Policy)

adjustment, reinstatement or other policy change that required evidence of insurability, Minnesota Life cannot contest such policy adjustment, reinstatement or other policy change (with respect to information provided at the time of the policy adjustment, reinstatement or other policy change) 2 years after the effective date of such policy adjustment, reinstatement or other policy change

Minnesota Life cannot contest such policy change or reinstatement with respect to information provided more than 2 years from the effective date of policy change or reinstatement

•      Where a New Policy is issued in exchange for an Old Policy, a new 2 year time period, during which Minnesota Life may contest the policy or policy change or reinstatement (“Incontestability Time Period”), will not commence. However, any time remaining under an Incontestability Time Period from the Old Policy will carry over to the New Policy.

Differences in Features—Generally

The most significant differences between the Old and New Policies are the following.

•

The Old Policies are variable adjustable life insurance policies that call for level scheduled premium payments for a specified time or until the policy becomes paid up. The New Policy is a flexible premium variable universal life insurance policy. A New Policy owner may elect to pay a planned premium, and may change the amount and frequency of such planned premium payments at any time.

•

A New Policy issued in connection with this exchange offer will have a maximum policy issue age of 93 years,[19] as compared to the Old Policies, which have a maximum policy issue age of 85 years for VAL ‘87 and VAL ‘95 policies, and age 90 years for VAL Horizon policies.

•

The minimum initial face amount of insurance for the Old Policies is $50,000 for VAL ‘87 and VAL ‘95 policies, and $25,000 ($10,000 for insureds ages 0-15) for VAL Horizon policies. Although the minimum initial face amount of insurance under the New Policy is $100,000, that requirement will not apply to policy owners who exchange an Old Policy for the New Policy. The minimum initial face amount of insurance for a New Policy that is issued through this exchange will be reduced to $10,000, which is less than the minimum initial face amount of insurance under each of the Old Policies.

•	Premium payments under the New Policies must be at least $50 ($25 under automated payment plans), there is no minimum annual premium requirement. The

[19]	Note: A New Policy purchased outside of this exchange offer is available for insureds between the ages of 0 and 90.

Old Policies generally require a minimum annual base premium of at least $300 (or, for VAL Horizon policies only, $150 for insureds ages 0-15).

•

There are two death benefit options available under the Old Policies—the “Cash Option” and the “Protection Option.” The New Policies offer corresponding death benefits—referred to as the “Level Option” and the “Increasing Option”—as well as a third, “Sum of Premiums Option,” which provides a death benefit equal to the face amount of the policy at the time of the insured’s death plus the sum of all premiums paid by the policy owner minus all partial surrenders.

•

The New Policies and the VAL Horizon Old Policies are non-participating, so that a share of divisible surplus is not distributed to the policy owner. By contrast, the VAL ‘87 and VAL ‘95 Old Policies are participating. However, because no dividends have been declared with respect to the Old Policies and Minnesota Life does not anticipate that such dividends will be declared in the future, this difference between the VAL ‘87 and VAL ‘95 Old Policies and the New Policy should have no effect upon owners of VAL ‘87 and VAL ‘95 Old Policies that exchange to the New Policy.

•

The Old Policies include a guaranteed face amount of insurance as long as there is no policy indebtedness and all scheduled premiums are paid. Within broad ranges, the policy owner has the right to change the guaranteed face amount and/or scheduled premium to alter the guarantee provided. No explicit death benefit guarantee is provided under the New Policy. Instead, by providing additional protection against policy lapse, the Death Benefit Guarantee Agreement[20] available under the New Policy provides assurance that all features and protections offered under the policy—including payment of a death benefit—will remain in effect.

•

The New Policies and the VAL ‘95 and VAL Horizon policies offer 3% minimum interest payable on single sum death proceeds and settlement options. The VAL ‘87 policies, however, offer a minimum annual interest rate of 4% on such death proceeds and settlement options. Although the interest rate payable will be 1% lower for owners of VAL ‘87 policy owners who exchange their policies for the New Policy, there will be no change in the interest rate for owners of each of the other Old Policies who exchange their policies for the New Policy. Note: Policy owners who elect to exchange their VAL ‘87 policies for a New Policy and elect a settlement option under the New Policy after the exchange will generally receive lower annuity payments during periods of low interest rates in the financial markets than would otherwise have been paid under the VAL ‘87 policy. However, during periods of high interest rates in the financial markets, the annuity payment rates under the VAL ‘87 policies may be no higher than the annuity payment rates under the New Policy.

•

The New Policy offers the same arrangements for the deferral of policy payments as do the VAL ‘95 and VAL Horizon Old Policies. That is, policy payments (other than those in connection with partial withdrawals and surrenders of amounts held in the Individual VUL Account or the Variable Life Account, as appropriate) may be deferred, including policy loans, for up to six months from the date of the request. If

[20]	Under the Death Benefit Guarantee Agreement, the New Policy will remain in force even if the policy accumulation value is not sufficient to cover monthly charges when due, provided that the “Death Benefit Guarantee value” (as defined in the Agreement) less any outstanding policy loans is greater than zero.

a payment other than a policy loan payment is deferred for more than 31 days, then a 3% annual rate of interest would be paid for as long as the payment remains postponed. In contrast, the VAL ‘87 Old Policies, however, would pay a 4% annual rate of interest for as long as the payment remains postponed. Although the interest rate payable will be 1% lower for owners of VAL ‘87 policy owners who exchange their policies for the New Policy, there will be no change in the interest rate for owners of each of the other Old Policies who exchange their policies for the New Policy.

•

While the New Policy makes available 35 underlying fund investment options to policy owners and each Old Policy makes available 70 underlying fund investment options, policy owners who exercise their right to exchange an Old Policy for a New Policy will be able to adequately diversify their allocations to achieve an investment strategy that matches their risk tolerance and investment profile. Certain underlying fund investment options available in each Old Policy are duplicative in terms of their investment objectives and investment strategies. For example, there are several underlying funds that are designated as “core equity” funds—such as, Invesco V.I. Core Equity Fund and Ivy Funds VIP Core Equity, “balanced” funds—such as, Janus Aspen Balanced Fund and Ivy Funds VIP Balanced, and “small cap growth (or equity)” and “mid cap (growth)”—such as, Franklin Small-Mid Cap Growth Securities Fund, Fidelity Mid Cap Portfolio, and Ivy Funds VIP Mid Cap Growth. The New Policy, by contrast, does not generally include underlying fund investment options that are duplicative in terms of their investment objectives and strategies. In designing and establishing the New Policy, Minnesota Life sought to make available to policy owners a diverse array of underlying fund investment options with lower fees and expenses. In that regard, the arithmetic average of portfolio operating expenses (including 12b-1 fees) for the New Policies is 0.74%, while the arithmetic average of portfolio operating expenses (including 12b-1 fees) for the Old Policies is 1.74%.

•

The minimum annual interest rate payable under the general account investment option in each of the Old Policies is 4%, while the rate under the New Policy is 3%. Accordingly, if Minnesota Life credits only the minimum annual interest rate payable, then policy owners who exchange their Old Policies for a New Policy will receive a lower annual interest rate on premiums allocated to, and accumulation value invested in, the general account investment option.

Differences in Supplemental Insurance Benefits

Supplemental insurance benefits are offered by Minnesota Life as riders (also referred to as Agreements) to the Old Policies and the New Policies. Most Agreements are made available, subject to underwriting approval. The Agreements may require payment of additional premium, and Minnesota Life may assess monthly charges in connection with these supplemental insurance benefits. (The charges assessed in connection with Agreements are presented in the comparison chart of policy fees and expenses above.)

There is some overlap of Agreements available under the Old Policies and the New Policy. The New Policy counterparts to Agreements available under the Old Policies may provide the same benefit for the same or a broader purpose.21 That being said, certain types of Agreements are

[21]	For example, the Old Policies offer Agreements that provide for increases in face amount that are explicitly tied to the consumer price index (e.g., the Cost of Living Agreement available under VAL ‘87 and VAL ‘95 and the Inflation Agreement available under VAL Horizon). The comparable Agreement under the New Policy, the Guaranteed Insurability Option Agreement, also gives an insured the opportunity to increase face amount on a policy without evidence of insurability, without triggering and limiting the benefit by a specific economic indicator.

available under the Old Policies, but not the New Policy. As a practical matter, such Agreements generally provide additional insurance coverage under limited circumstances for which there is no longer much market demand (e.g., the Exchange of Insureds Agreement) or that can be encompassed by broader coverage available under the New Policy (e.g., the Survivorship Life Agreement and the Business Continuation Agreement).

The following Agreements are only available under the New Policy.

•

Death Benefit Guarantee Agreement—provides that the policy will remain in force even if the policy accumulation value is not sufficient to cover monthly charges when due, as long as the Death Benefit Guarantee value minus any outstanding policy loans is greater than zero. The Death Benefit Guarantee Agreement may only be added at policy issue.

Policy owners who elect this Agreement must allocate all of their premiums to any of the Ibbotson ETF Asset Allocation Portfolios or to the guaranteed interest account, and may only transfer policy accumulation value among those investment options. Allocation of premium or making a transfer to a sub-account other than the Ibbotson ETF Asset Allocation Portfolios or to the guaranteed interest account will terminate the Death Benefit Guarantee Agreement.

•	Overloan Protection Agreement—provides that the policy will not terminate because of a policy loan even when the policy accumulation value is insufficient to cover policy charges.

Once elected, the Overloan Protection Agreement will remain in effect until the policy is surrendered or the insured’s death, and, if exercised, will reduce the policy death benefit to the minimum death benefit payable under the Internal Revenue Code at the time of exercise. The Overloan Protection Agreement is not available to a policy owner who elected the Accelerated Benefit Agreement or waived charges or premiums under either the Waiver of Charges Agreement or the Waiver of Premium Agreement.

•

Long Term Care Agreement – allows a policy owner to accelerate death benefits by receiving monthly benefit payments to assist with the expenses associated with the insured’s nursing home care or home health care, subject to certain eligibility requirements.

•	Interest Accumulation Agreement – provides an additional death benefit for policy owners who have elected the Sum of Premiums death benefit option.

DESCRIPTION OF THE EXCHANGE OFFER

POTENTIAL BENEFITS OF THE EXCHANGE

Applicants propose to offer owners of the Old Policies the opportunity to exchange their policies for New Policies. A policy owner who exchanges an Old Policy for a New Policy will have the right to return the New Policy, provided that the policy owner returns the New Policy within the 30-day “free look period” available under the New Policy. For the reasons set forth below, Applicants believe that the proposed exchange will benefit owners of Old Policies.

•	Premium Payments.

•	By giving policy owners the flexibility to make premium payments as they determine, the New Policy offers greater investment flexibility than is available under the Old

Policies, which call for level scheduled premium payments. Among other things, this flexibility would permit a policy owner to maintain insurance coverage by adjusting the amount of premium payment to accommodate changes in circumstances. The Old Policies, by contrast, require that premium payments be made on a prescribed schedule, and failure to pay a scheduled premium will result in lapse of the Old Policy.

•

The New Policy offers greater flexibility in the amount of premiums that may be paid. Premium payments under the New Policy must be at least $50 ($25 under automated payment plans). By contrast, the Old Policies generally require a minimum annual base premium of at least $300 (or, for VAL Horizon policies only, $150 for insureds ages 0-15).

•

Premium payments made under the New Policy are subject to fewer and lower front-end sales charges than are premium payments under the Old Policies. Accordingly, the New Policy allows for a greater portion of the premiums paid to be allocated to the sub-accounts and the guaranteed interest account than under the Old Policies.[22]

[22]	This is because premium payments made under the New Policy are subject to fewer charges than are premium payments under the Old Policies, particularly if a first-year sales load applies. Accordingly, the New Policy allows for a greater portion of the premiums paid (“net premium”) to be allocated to the sub-accounts and the guaranteed interest account than under the Old Policies.

By way of illustration, the portion of a $10,000 premium payment allocated to sub-accounts and/or the general interest account under the New Policy and each of the Old Policies (with and without a first-year sales load) is calculated as follows.

•	Net premium under New Policy = premium paid minus premium charge (maximum, 7%)
•	$10,000 – ($10,000 x 0.07) = $10,000 – $700 = $9,300
•	Net premium under VAL Horizon = Base premium minus sales charge minus additional face amount charge minus premium charge

•	Under the New Policy, a single premium charge is deducted—currently 4% of each premium payment (guaranteed to be no more 7% of each premium).
•

By contrast, scheduled premium payments under the Old Policies are reduced by charges for supplemental insurance benefits, and for VAL ‘95 and VAL Horizon, a substandard risk charge, to arrive at base premiums. Base premiums for the Old Policies are further reduced by the following charges to

•	Assume:
•	Base premium = A—B—C, where A = premium paid, B = charge(s) for additional benefits (i.e., Agreements), and C = any applicable sub-standard risk charge
•	Single scheduled premium = $10,000
•	Face amount = $100,000
•	Maximum first-year sales charge = (0.44 x 10,000) = $4,400
•	No additional Agreements and no sub-standard risk charge apply
•	Base premium = $10,000 – $0 – $0 = $10,000
•	Maximum additional face amount charge ($5 per $1,000 of face amount) = $500
•	Premium charge (0.06 x $10,000) = $600

•	With first-year sales charge: $10,000 – $4,400 – $500 – $600 = $4.500

•	Without first-year sales charge: $10,000 – $0 – $500 – $600 = $8,900

•

New premium under VAL ‘87 and VAL ‘95 = Base premium minus sales load charges (including any first-year sales load) minus underwriting charge minus premium tax charge minus face amount guarantee charge

•	Assume:
•	Base premium for VAL ‘87 = Premium paid minus charges for additional benefits (i.e., Agreements)
•	Base premium for VAL ‘95 = A – B – C, where A = premium paid , B = charges for additional benefits (i.e., Agreements), and C = any sub-standard risk charge
•	$10,000 of a single scheduled premium
•	$100,000 face amount
•	No additional Agreements, and no sub-standard risk charge apply
•	Base premium = $10,000 – $0 [– $0, for VAL ‘95] = $10,000
•	Sales load = $700 (0.07 x $10,000)
•	Maximum first-year sales load (0.23 x 10,000) = $2,300
•	Maximum underwriting charge ($5 x 100) = $500
•	Premium tax charge (0.025 x $10,000) = $250
•	Face amount guarantee charge (0.015 x $10,000) = $ 150

•	With first-year sales load: $10,000 – ($700 + $2,300) – $500 – $250 – $150 = $6,100

•	Without first-year sales load: $10,000 – $700 – $500 – $250 – $150 = $8,400 determine the amount of premium (“net premium”) that is allocated to the investment options available under an Old Policy.

•

For VAL ‘87 and VAL ‘95 policies – a sales load of 7% and a first-year sales load of up to 23%, a face amount guarantee charge of 1.5% and an underwriting charge of up to $5 per $1000 of face amount assessed ratably from premium payments scheduled to be paid during the first policy year and during the twelve months following a face amount increase would be deducted under the policies.

•

For VAL Horizon policies – a 6% premium charge (and a 3% charge on non-repeating premiums) and a first-year sales load of up to 44% and an additional face amount charge of up to $5 per $1000 of face amount assessed ratably from premium payments scheduled to be paid during the first policy year and during the twelve months following a face amount increase would be deducted under the policies.

•

Annual Unit Value Credit (New Policy)/Asset Credit (VAL Horizon). Under the New Policy, the Company may contribute a credit to cash value in the sub-accounts available under the policy. With the exception of VAL Horizon, under which the Company may contribute a credit to cash value in the sub-accounts as well as the general account investment option available under the policy, no comparable credits are provided under the Old Policies.

•

Under the New Policy, Minnesota Life may, in its sole discretion, periodically credit the unit value of certain sub-accounts of the Individual VUL Account with an amount equal to a percentage of average annual underlying portfolio assets held by the eligible sub-account. Depending upon the sub-account, the amount of the unit value credit ranges from 0.0% to 0.45% of the average annual underlying fund portfolio assets held by the eligible sub-account, and if provided, would increase a policy owner’s accumulation value under the New Policy. When Minnesota Life determines to provide unit value credits to certain sub-accounts under the New Policy, the unit value credit will be provided on a daily basis for such period of time as the Company determines in its sole discretion.[23] Minnesota Life does not assess any fees or charges for unit value credits.

•

Similarly, under VAL Horizon policies, Minnesota Life may, in its sole discretion, contribute an amount to each policy, known as an “asset credit.” For VAL Horizon policies issued using the 1980 CSO Mortality Tables, Minnesota Life may contribute 0.40% (on an annual basis) of the actual cash value in each sub-account and any guaranteed principal account in which a policy owner is invested. For VAL Horizon policies issued using the 2001 CSO Mortality Tables, the asset credit may range from 0.05% to 0.50% (on an annual basis) of the actual cash value in each sub-account and any guaranteed principal account in which a policy owner is invested. When Minnesota Life determines to provide asset credits under the VAL Horizon policy, the asset credit will be provided once each month for such period of time as the Company

[23]

Minnesota Life’s decision to provide unit value credits to certain sub-accounts under the New Policy depends upon a number of factors, including, but not limited to, the level of assets held in the Company’s general account, prevailing market interest rates, and anticipated future expenses and anticipated future revenues from variable contract operations. Minnesota Life’s anticipated revenues from variable contract operations are derived not only from variable contract fees and charges, but also from revenues the Company receives from investment advisers to the underlying funds that are investment options under the New Policy for providing administrative, recordkeeping and shareholder services. Revenues from variable contract operations also include revenues that Minnesota Life and its affiliates receive from the investment options under the New Policy, and their investment advisers or principal underwriters, as reimbursement for the cost of certain distribution or operational services performed for the benefit of the underlying funds. Minnesota Life will only provide unit value credits to a sub-account where the corresponding investment option, the investment adviser of that investment option or their affiliates compensate the Company or its affiliates for providing such services.

determines in its sole discretion.[24] Minnesota Life does not assess any fees or charges for asset credits.

•	No such credits are available under the VAL ‘87 and VAL ‘95 policies.

•

Policy Loans. Owners of the New Policy may be assessed a net loan policy interest charge at a rate that is always lower than that applicable under the VAL ‘87 and VAL ‘95 policies, and is lower than that applicable under the VAL Horizon policies if the New Policy is in force for at least 10 years.

•

Under the New Policy, the Company assesses a net loan interest charge annually, on each policy anniversary, and upon a policy loan transaction, full surrender, policy termination or death of the insured. The net loan interest charged under the New Policy depends upon how long the policy has been in force. For a New Policy in force for fewer than 10 years, the net loan interest rate charged is 1% per year. If a New Policy has been in force for ten years or more, the net loan interest rate charged is 0.10% per year.

•

Under the Old Policies, the Company assesses a loan interest charge annually and upon policy adjustment (i.e., for VAL ‘87 and VAL ‘95—changes in premium, face amount, plan of insurance, loan transactions, full surrender, policy lapses, or death; for VAL Horizon—changes in premium, face amount, death benefit, plan of insurance, loan transactions, full surrender, policy lapses, or death).

[24]	Minnesota Life’s decision to provide asset credits under the VAL Horizon policy depends upon a number of factors, including, but not limited to, the level of assets held in the Company’s general account, prevailing market interest rates, and anticipated future expenses and anticipated future revenues from variable contract operations. Minnesota Life’s anticipated revenues from variable contract operations are derived from variable contract fees and charges, as well as from revenues the Company receives from investment advisers to the underlying funds that are investment options under the VAL Horizon policy for providing administrative, recordkeeping and shareholder services. Revenues from variable contract operations also include revenues that Minnesota Life and its affiliates receive from the investment options under the VAL Horizon policy, and the investment advisers or principal underwriters of those investment options, as reimbursement for the cost of certain distribution or operational services performed for the benefit of the underlying funds.

•

For VAL ‘87 and VAL ‘95 policies, the rate of the (net) loan interest charge generally can be as much as 2% per year. Depending on the insured’s age and how long the policy has been in force, however, the rate of the (net) loan interest charge may be reduced to 0.75% per year.

•

Although the rate of the net loan interest charge for VAL Horizon policies in force for fewer than 10 years is the same as under the New Policy (i.e., 1% per year), the rate of the net loan interest charged for policies in force for 10 years or more is 0.25% per year.

•

Protection Against Policy Lapse. Under the New Policy, by electing the Overloan Protection Agreement, a policy owner may elect protection against policy termination or lapse as a result of taking a policy loan. (See the description of the Overloan Protection Agreement in the chart comparing policy features above.) No comparable policy lapse protection is provided under the Old Policies.

•	Death Benefits.

•

Overall, the New Policy offers greater flexibility than the Old Policies for policy owners to tailor their policies through a choice of tests to determine qualification as life insurance for federal tax purposes. The New Policy also offers a wider selection of death benefit options. In addition to the types of death benefit options available under the Old Policies, the New Policy offers a third death benefit option that provides a benefit equal to (i) the face amount of the New Policy plus (ii) the sum of all premiums paid minus (iii) the sum of all partial surrenders.

•	Policy owners who exchange their Old Policy for a New Policy can elect to add the Death Benefit Guarantee Agreement, which provides that the New Policy will remain in force even if the accumulation value is not sufficient to cover monthly charges when due, as long as the death benefit guarantee value minus any outstanding policy loans is greater than zero. The Death Benefit Guarantee Agreement compares favorably to the guaranteed face amount of insurance under the Old Policies in at least two respects. First, unlike the guaranteed face amount of insurance under the Old Policies, the protection of the Death Benefit Guarantee Agreement remains in place even if a policy loan is taken. Second, the Death Benefit Guarantee Agreement does not require the payment of scheduled premiums. In addition, a policy owner who elects to exchange an Old Policy for a New Policy will be able to add the Death Benefit Guarantee Agreement at the time of the exchange without providing evidence of insurability.

•

Old Policies offer guaranteed plans of insurance—i.e., a policy owner who pays scheduled premiums for a set number of years is guaranteed a certain death benefit. If an Old Policy owner wishes to extend the time for which that death benefit amount is guaranteed, then that policy owner must pay additional premium if the cash value of his/her Old Policy has declined. By exchanging an Old Policy for a New Policy, however, a policy owner whose cash value has declined under an Old Policy that is approaching the end of the guaranteed plan of insurance under that policy could secure the same amount of death benefit for a longer period with the cash value of the Old Policy that remains at the time of the exchange and the same premium payment that would have otherwise been paid under the Old Policy.

•	Supplemental Insurance Benefits. Under the New Policy, policy owners have available to them a larger menu of supplemental insurance benefits from which to choose to meet their particular needs than is available under the Old Policies. (The supplemental insurance benefits available under the Old Policies and the New Policy are listed and described more fully in the chart comparing features of the Old Policies and the New Policy (above) and under the heading “Differences in Supplemental Insurance Benefits.”) More specifically, eleven Agreements are available under the New Policy, including four Agreements for which there are no counterparts available under the Old Policies:

•	Term Insurance Agreement—additional level term insurance on the insured;

•	Overloan Protection Agreement—protection against policy termination because of a policy loan;

•	Long Term Care Agreement—acceleration of death benefits to assist with expenses associated with an insured’s nursing home care or home health care; and

•

Interest Accumulation Agreement—additional death benefit intended to approximate the effect interest would have on the aggregate premiums applied to a New Policy; available only to policy owners who have elected the Sum of Premiums death benefit option.

These four Agreements offer supplemental insurance benefits that consumers have come to expect in the years since the Old Policies were first offered.

COMMUNICATIONS REGARDING THE EXCHANGE OFFER

The exchange offer will be made only to policy owners who have held their Old Policies for at least ten years, and the Old Policy must not have been subject to a premium increase during the three years prior to the date of the exchange. The Old Policy must be active, non-paid up status25 and the current face amount must be at least $10,000. Eligible owners of Old Policies will be notified of the exchange offer in the May 1, 2011 prospectus for each Old Policy. The prospectus will contain

[25]	Owners of Old Policies that are close to being “paid up”—i.e., the current death benefit is guaranteed, without further payment of premium, for the life of the insured—may find it advantageous to keep the Old Policy, with its guaranteed death benefit, rather than exchange for a New Policy. Because of fluctuations in performance of investment options and the deduction of policy fees and charges, the New Policy could lapse and terminate without value and provide no death benefit. Under this scenario, the New Policy benefits of flexibility in making premium payments and the guarantee of lower maximum mortality charges (based upon the 2001 CSO Tables versus the 1980 CSO Tables) may not provide additional advantages to such Old Policy owners and, for this reason, the Company has determined not to make the proposed exchange available to such Old Policy owners.

an overview of the offer and will instruct the policy owner to contact his or her agent if the policy owner is interested in the offer.

Minnesota Life will inform agents about the proposed exchange through the use of materials that are intended for use only by advisors and that will be labeled for “broker use only.” The materials will present an overview of the proposed exchange program and will be used primarily as training materials; the materials will not be distributed or shared with policy owners. Minnesota Life will also provide agents with materials for use with policy owners that describe the availability of the proposed exchange offer.

The commission paid for soliciting sales of the New Policy is generally based on the face amount of insurance. Under the proposed exchange offer, the commission payable to an agent for soliciting the sale of a New Policy through the proposed exchange is capped at $400. The minimum death benefit payable on a New Policy sold outside of the proposed exchange by an agent will always result in the payment of a commission in excess of $400. Accordingly, agents will always receive a lower commission for selling a New Policy in connection with the proposed exchange than they would for selling a New Policy outside of the proposed exchange.

Each Old Policy owner who expresses an interest in the exchange offer will be informed of new charges, differences in rates of charges, and differences in the calculation and assessment of charges under the New Policies. The effect on Old Policy owners of certain of these differences can only be ascertained by personalized illustrations, which will be provided to an Old Policy owner at the time the exchange offer is made. Consequently, along with the Offering Communication, such Old Policy owners will be provided: (i) a prospectus for the New Policy; (ii) personalized illustrations for the New Policy, showing two or more hypothetical gross rates of return26 (including 0% and no rate above 12%) and reflecting (with equal prominence) both current and guaranteed charges assessed under the New Policy; (iii) personalized illustrations of the relevant Old Policy showing two or more hypothetical gross rates of return (including 0% and no rate above 12%) and reflecting (with equal prominence) both current and guaranteed charges under the relevant Old Policy; and (iv) non-personalized materials (“Offering Communication”) explaining, concisely and in “Plain English,” the terms and conditions of the exchange offer, as well as additional information about the exchange offer—e.g., the material differences between the Old Policies and the New Policies, including a general discussion of charges that are higher under the New Policy.27

[26]

“Hypothetical gross rates of return” refers to a rate of return that does not take into account the average underlying fund investment operating expenses and current policy charges based on the age, gender and risk classification of the insured.

[27]

Applicants note that most of the charges that are assessed under each Old Policy and the New Policy—including charges for Agreements offered under the Old Policies and the New Policy, are lower (or are applied at lower rates) under the New Policy. With respect to those charges that are higher (or in certain cases only apply) under the New Policy, Applicants represent that:

•

the policy change transaction charge under the New Policy is higher than the corresponding policy adjustment transaction charge assessed under the Old Policies. Therefore, changes in face amount, death benefit option or risk classification will be more costly. Applicants note that the policy adjustment transaction charge is assessed for changes in premium amounts and in plan of insurance for the Old Policies, and that the policy transaction charge under the New Policy is not assessed under either of those circumstances.

•

a surrender charge is assessed under the New Policy, but not under the Old Policies. However, the Company will waive this charge on any New Policy issued as a result of the proposed exchange up to the face amount of the exchanged Old Policy. Therefore, for policy owners who exchange an Old Policy for a New Policy, the surrender charge will only apply to face amount increases that occur after the New Policy is issued.

•

Although the guaranteed maximum rate for the monthly policy charge for the New Policy is higher than that for any of the Old Policies, the current rate for that charge is lower under the New Policy than under the Old Policies.

•

There is no counterpart under the Old Policies of the policy issue charge that is assessed under the New Policy. Applicants note, however, that this charge will be waived on any New Policy issued as a result of the proposed exchange up to the face amount of the exchanged Old Policy.

•

The cash extra charge under the New Policy is higher than the corresponding sub-standard risk charge assessed under VAL Horizon, but is lower than the corresponding sub-standard risk charge assessed under VAL ‘87 and VAL ‘95. Accordingly, only VAL Horizon policy owners who present a higher level of mortality risk and who exchange their Old Policy for the New Policy will be subject to a higher charge.

For most policy owners, the New Policy should be less expensive than an Old Policy. The disclosure and illustrations given to Old Policy owners will provide sufficient information for them to determine which policy better meets their needs.

TERMS OF THE EXCHANGE

The exchange offer will provide that, upon acceptance of the offer, a New Policy will be issued with the same face amount as the Old Policy surrendered in the exchange, and the cash value (of the Old Policy) will be applied without the deduction of any charges, as the initial premium for the New Policy. The policy owner and the insured must be the same person(s) under the New Policy as under the exchanged Old Policy.

No additional sales load or other charges will be imposed at the time of the exchange. More specifically, Minnesota Life will waive the policy issue charges applicable to New Policy face amounts that are less than or equal to the face amount of the exchanged Old Policy. Minnesota Life will also waive the surrender charge under the New Policy on any face amount under the New Policy up to the amount of the face amount of the exchanged Old Policy at the time of exchange. No surrender charges are assessed under the Old Policies.

The risk class for a New Policy acquired by exchange will be the one most similar to the risk class for the exchanged Old Policy. New evidence of insurability will not be required as a condition of the exchange. The death benefit option under the New Policy immediately after the exchange will be the death benefit option most similar to the death benefit option chosen by the policy owner

•

A policy owner who exchanges an Old Policy for a New Policy and elects an Agreement that is available under the New Policy but was not available under that Old Policy will add to the cost of his/her policy. That election is solely at the discretion of the policy owner and would provide an additional benefit not available under the Old Policy.

under the Old Policy. Consequently, the sum of premiums death benefit option that is available under the New Policy, but not the Old Policies, will not be offered as part of the exchange.28

Although the cash value of an Old Policy that is transferred to a New Policy in connection with the exchange is treated as a premium payment made under the New Policy, that amount will not be subject to the premium charge that is assessed under the New Policy. Indeed, no charges will be deducted from the cash value of the Old Policy that is transferred to the New Policy in connection with an exchange.

Supplemental insurance benefits attached to an Old Policy surrendered in an exchange will carry over to the New Policy acquired in the exchange if that additional benefit (or a substantially equivalent additional benefit) is available under the New Policies;29 no new evidence of insurability will be required and the charges associated with those additional benefits will often be similar, but may also change to reflect differences in the benefits offered before and after the proposed exchange. Supplemental insurance benefits available under the New Policies, but not the Old Policies, may be acquired at the time of the exchange, but may occasion the need for new evidence of insurability.30 Supplemental insurance benefits available under the Old Policies, but not the New Policies, and their related charges, if any, will not be carried over to the New Policies.

Loans under an Old Policy must be repaid at or before the time of the exchange. If not repaid before the time of the exchange, then a loan must be repaid at the time of the exchange in

[28]

After the first policy year, however, the owner of a New Policy issued pursuant to the proposed exchange can change the death benefit option (to any one of the three death benefit options available under the New Policy) once each policy year.

[2][9]

An owner who exchanges an Old Policy for a New Policy must affirmatively decline continuing (under the New Policy) any substantially equivalent supplemental insurance benefits that are provided under both the Old Policies and the New Policy.

[3][0]

Minnesota Life will require new evidence of insurability if an owner exchanges an Old Policy for a New Policy and elects the Long Term Care Agreement, the Interest Accumulation Agreement, and the Term Insurance Agreement.

cash or with the proceeds of a partial surrender (in the amount of the unpaid loan and interest thereon) of the Old Policy. If a loan is repaid through proceeds of a partial surrender, then the face amount of the New Policy will equal the face amount of the Old Policy immediately following the partial surrender. Any disclosures to Old Policy owners describing the exchange offer will include the fact that loans must be repaid at or before the time of the exchange and will caution that repayment of a loan by means of a partial surrender could have adverse tax consequences to the New Policy owner. Minnesota Life will waive the partial surrender transaction charge that would otherwise be applicable to a partial surrender made in connection with accepting the exchange offer and that is used solely to pay off an outstanding loan.

Any remaining suicide clause time period(s) and incontestability time period(s) of an Old Policy will carry over to the New Policy at the time of the exchange. For example, if an Old Policy had a six-month incontestability period remaining (possibly as a result of an underwritten face amount increase eighteen months before the requested exchange) the New Policy will be issued with the remaining six-month incontestability period. Each New Policy issued in the exchange will provide a thirty-day free look period that commences on the date of the exchange. (More detail about these time periods under the Old Policies and New Policy is provided in the chart in “Comparison of the Old Policies and the New Policy—Policy Features” section of this Amended and Restated Application.)

To accept the exchange offer, an Old Policy owner must return his or her Old Policy (or submit a lost policy statement), and must submit a supplemental application, along with an internal exchange form, that indicates how policy value should be allocated among the investment options of the New Policy. Applicants represent that policy owners who exchange their Old Policies for

New Policies will incur no current taxes; the exchanges will constitute tax-free transfers or exchanges pursuant to section 1035 of the Internal Revenue Code.

The date of the exchange will be the valuation date31 that Minnesota Life receives the supplemental application and internal exchange form in good order at the Company’s home office. The Company prices unit values under the Old Policies and the New Policy as of the end of each valuation date (typically 4:00 p.m. Eastern Time) and, therefore, the cash value of an Old Policy will be determined as of the end of the valuation date on which both the application and internal exchange form are received in good order at the Company’s home office. The net cash value of the Old Policy will then be applied as the initial premium for the New Policy acquired in the exchange as of the same valuation date. Any additional payments that are submitted with the supplemental application and internal exchange form will be treated as new premium payments under the New Policy that are made as of the exchange. Although the cash value of the Old Policy that is transferred to the New Policy in the exchange is not subject to premium charges under the New Policy, premium charges will apply to any such new premium payments.

If the owner of a New Policy acquired in the proposed exchange exercises the right to cancel (or “free look”) the policy, then the New Policy will be deemed void and treated as if it was never issued, and the Old Policy that the owner exchanged for that New Policy will be restored to an active status and treated as if had never been surrendered. Minnesota Life will allocate the cash value to the selected Old Policy investment options in the proportion that existed just prior to the exchange.

[3][1]

A valuation date is any date on which the New York Stock Exchange (“NYSE”) is open for trading, except for any date specified in the prospectuses for the Old Policies and the New Policies and any day the investment option corresponding to a sub-account does not value its shares. A valuation date ends at the close of trading for the NYSE for that date.

If the owner of a New Policy acquired in the proposed exchange surrenders that New Policy after the exchange, then Minnesota Life will pay the owner the surrender value of the policy (i.e., the accumulation value minus the sum of any unpaid policy charges, any outstanding policy loan, any unpaid policy loan interest, and any applicable surrender charge).

Minnesota Life reserves the right to terminate the exchange offer at any time. If the Company decides to terminate the exchange, it will notify eligible owners of the Old Policies in advance through a prospectus supplement for each of the Old Policies and/or through other means of communication that Minnesota Life deems appropriate, such as a letter to such eligible owners of Old Policies. The notice will state that owners of the Old Policies who wish to participate in the exchange offer must do so within two months of the date of the notice.

APPLICANTS’ CONDITIONS

Applicants agree to the following conditions:

1. The Offering Communication prepared in connection with the exchange offer will contain concise, plain English statements: (i) that the exchange offer is suitable only for policy owners who expect to hold the New Policy as a long-term investment; (ii) about the circumstances under which an Old Policy owner might be worse off after accepting the exchange offer; (iii) identifying the features, charges, and investment options that may be less advantageous to a policy owner under the New Policy than under the Old Policy held by that policy owner; and (iv) Minnesota Life reserves the right to terminate the exchange offer at any time.

2. In addition, the Offering Communication will disclose in concise, plain English each aspect of the New Policy that could make owning it less favorable (to policy owners) than owning the Old Policies.

3. Minnesota Life, either directly or through its registered representatives, will send an Offering Communication to eligible owners of Old Policies who are interested in learning more about the proposed exchange offer. An owner of an Old Policy choosing to exchange his/her policy for a New Policy will then complete and sign an internal exchange form and an application for a New Policy, and return both documents to Minnesota Life. The internal exchange form will prominently state, in concise, plain English, the statements required in condition 1 above. If the internal exchange form is more than two pages long, then Minnesota Life will use a separate document to obtain policy owner acknowledgment of the statements required in condition 1 above.

4. Minnesota Life will maintain the following separately identifiable records in an easily accessible place for the time periods specified below in this Condition #4 for review by the Commission upon request:

(i) records showing the level of exchange activity and how it relates to the total number of owners of Old Contracts eligible to exchange (quarterly as a percentage of the number eligible);

(ii) copies of any form of client communication (e.g., an updated prospectus or prospectus supplement) announcing the exchange offer, any offering communication that describes the terms and conditions of, and other information regarding, the exchange offer, any notice prepared announcing the Company’s decision to terminate the exchange offer, and other written materials or scripts for presentations by registered representatives regarding the exchange offer that Minnesota Life either prepares or approves, including the dates that such materials were used;

(iii) records containing information about: each exchange transaction that occurs, including the name of the policy owner, the Old Policy and New Policy policy numbers; the name and CRD number of the registered representative soliciting the exchange; commission paid; the internal exchange form (and the separate document, if any, used to obtain the acknowledgement of the owner of an Old Policy of the caveats required in Condition #1 above) showing the name, date of birth, address of the policy owner and the date the internal exchange form (or separate document) was signed; the amount of actual cash value exchanged; and

(iv) logs showing a record of any policy owner complaint about the exchange, state insurance department inquiries about the exchange, or litigation, arbitration, or other proceeding regarding any exchange.32

Applicants will retain records specified in (i) and (ii) above for a period of six years after the date the records are created or after the date of last use (as applicable), records specified in (iii) above for a period of seven years after the termination date of the New Policy issued in the exchange, and records specified in (iv) above for a period of seven years after the date the records are created.

LEGAL ANALYSIS

SECTION 11 OF THE 1940 ACT

Section 11(a) of the 1940 Act makes it unlawful for any registered open-end investment company, or any principal underwriter for such an investment company, to make an offer to the

[32]	The logs will include the date of the complaint or commencement of the proceeding, the name and address of the person making the complaint or commencing the proceeding, the nature of the complaint or proceeding, and the persons named or involved in the complaint proceeding.

holder of a security of such investment company, or of any other open-end investment company, to exchange his or her security for a security in the same or another such company on any basis other than the relative net asset values of the respective securities, unless the terms of the offer have first been submitted to and approved by the Commission or are in accordance with Commission rules adopted under Section 11. Section 11(c) of the 1940 Act provides, as relevant here, that any offer of exchange of the securities of a registered unit investment trust for the securities of any other investment company must be approved by the Commission or satisfy applicable rules adopted under Section 11, regardless of the basis of the exchange.

The Variable Life Account and the Individual VUL Account are each registered under the 1940 Act as a unit investment trust. Accordingly, the proposed exchange offer constitutes an offer of exchange of securities of a registered unit investment trust for securities of another registered unit investment trust. Thus, unless the terms of the proposed exchange offer are consistent with those permitted by Commission rule, Applicants may make the proposed exchange offer only after the Commission has approved the terms of the offer by an order pursuant to Section 11(a) of the 1940 Act.

The purpose of Section 11 of the 1940 Act is to prevent “switching”—the practice of inducing security holders of one investment company to exchange their securities for those of a different investment company “solely for the purpose of exacting additional selling charges.”33 Congress found evidence of widespread “switching” operations in the 1930s prior to adoption of the 1940 Act.34 The legislative history of Section 11 makes it clear that the potential for harm to investors

[33]	H. Rep. 2639, 76th Cong., 3d Sess., 8 (1940).
[34]	S. Rep. 1775, 76th Cong., 3d Sess., 7-8 (1940); Hearings on S. 3850 Before a Subcommittee of the Senate Committee on Banking and Currency, 76th Cong., 3d Sess., part 2, 951-57 (1940); Investment Trust Study, “Fixed and Semifixed Investment Trusts,” 181-82, 209-30 and Appendix Q (1940).

perceived in switching was its use to extract additional sales charges from those investors.35 Accordingly, applications under Section 11(a) and orders granting those applications appropriately have focused on sales loads or sales load differentials and administrative fees to be imposed for effecting a proposed exchange and have ignored other fees and charges, such as the respective advisory fee charges of the exchanged and acquired securities.36

Section 11(c) of the 1940 Act requires Commission approval (by order or by rule) of any exchange, regardless of its basis, involving securities issued by a unit investment trust, because investors in unit investment trusts were found by Congress to be particularly vulnerable to switching operations.37 As noted by the Commission, “In order to earn another sales commission, a [unit investment trust] sponsor would often pressure unitholders into exchanging their units for those of another of the sponsor’s trusts.”38

[35]	The threat of this abusive practice was described by David Schenker in 1940 when testifying on behalf of the Commission at a Congressional hearing:

A promoter will organize one investment company. He will sell the securities of this company until they lose their sales appeal. He then organizes another investment company and solicits the security holders of the first company to exchange their shares for the shares of the new company… saying, “Well, this new company I have set up is infinitely superior to the original company. I recognized my mistakes that I made in the old company. Why don’t you switch from the first company into the new company.” And in some instances the promoter then organizes a third investment company, and switches the investor from the second company into the third company. Every time he switches the investor, he takes a 9 or 10 percent sales load. Hearings on H.R. 10065 Before a Subcommittee of the House Committee on Interstate and Foreign Commerce, 76th Cong., 3d Sess., 111 (1940) (emphasis added).

[36]

See Investment Company Act Release No. 15494 (Dec. 23, 1986) at notes 9-19 and accompanying text (providing an overview of the Commission’s practice of issuing exemptive orders for exchange offers, and noting that such exchanges [frequently/typically] have been based on relative net asset values of the securities to be exchanged, and any front-end or contingent deferred sales loads that apply to the exchanged security and/or the acquired security are accounted for and charged in effecting the exchange). Investment Company Act Release No. 15494 will be referred to herein as the “11a-3 Proposing Release.”

[37]

S. Rep. 1775, 76th Cong., 3d Sess., 7-8 (1940); Hearings on S. 3850 Before a Subcommittee of the Senate Committee on Banking and Currency, 76th Cong., 3d Sess., part 2, 951-57 (1940); Investment Trust Study, “Fixed and Semifixed Investment Trusts,” 181-82, 209-30 and Appendix Q (1940).

[38]

11a-3 Proposing Release, at text accompanying note 4 (emphasis added), citing S. Rep. 1775, 76th Cong., 3d Sess., 7-8 (1940); Investment Trust Study, “Fixed and Semifixed Investment Trusts,” 181-82, 209-30 and Appendix Q (1940).

Applicants assert that, because the proposed exchange offer for which approval is sought will be based on the relative net asset values or unit values of the interests being exchanged, there is no possibility of the abuse to which Section 11 was directed. Nevertheless, because the proposed exchange offer involves a unit investment trust, Section 11(c) makes Section 11(a) inapplicable, regardless of the basis of the exchange.

RULES 11a-2 AND 11a-3 UNDER THE 1940 ACT

Rule 11a-2, adopted in 1983 under Section 11 of the 1940 Act, by its express terms, provides blanket Commission approval of certain offers of exchange of one variable annuity contract for another or of one variable life insurance contract for another. More specifically, Rule 11a-2 permits variable annuity exchanges as long as the only variance from a relative net asset value exchange is an administrative fee disclosed in the registration statement of the offering separate account, and a sales load or sales load differential calculated according to methods prescribed in the rule. Variable life insurance exchanges may vary from relative net asset exchanges only by reason of disclosed administrative fees; no sales loads or sales load differentials are permitted under the rule for such exchanges.

Minnesota Life will waive:

•	the policy issue charge on any face amount under the New Policy up to the amount of the face amount of the exchanged Old Policy at the time of exchange;

•	the premium charge on the net cash value of the Old Policy that is transferred to the New Policy in connection with the exchange; and

•	the surrender charge under the New Policy up to the amount of the face amount of the exchanged Old Policy at the time of exchange.

No surrender charges are assessed under the Old Policies. Applicants note, however, that there is language in the adopting release for Rule 11a-2 that suggests that the rule may have been intended to permit exchanges for funding options within a single variable life insurance contract, but not the exchange of one such contract for another. Arguably, then, Rule 11a-2 may not apply to the proposed exchange offer, even though the proposed exchange offer (i) would be based on the relative net asset values or unit values of the interests being exchanged, all front-end sales loads will be waived, and no contingent deferred sales loads apply, and, therefore, (ii) would appear to otherwise satisfy the requirements of Rule 11a-2.

Adoption of Rule 11a-3 under the 1940 Act, permitting certain exchange offers by open-end investment companies other than separate accounts, represents the most recent Commission action under Section 11 of the 1940 Act. More specifically, Rule 11a-3 permits an offering company (that is an open-end management company) to charge exchanging security holders a sales load on the acquired security, a redemption fee, an administration fee, or any combination of the foregoing, provided that certain conditions are met. As with Rule 11a-2, Rule 11a-3 focuses primarily on sales or administrative charges that would be incurred by investors for effecting exchanges. The terms of the proposed offer are consistent with the Commission’s substantive approach in Rule 11a-3, because no additional sales charges will be assessed upon amounts attributable to the face amount or net cash value of exchanged Old Contracts determined at the time of exchange. Minnesota Life will not impose any policy issue, premium and surrender charges on policy owners exchanging their Old Policies for the New Policy at the time of exchange. However, because the investment company involved in the proposed exchange offer is a separate account and is organized as a unit investment trust rather than as a management investment company, Applicants may not rely on Rule 11a-3 even though their proposal would satisfy the substantive provisions of that Rule.

For the reasons set forth above, Applicants may not rely on either Rule 11a-2 or 11a-3. Prior approval of the proposed exchange offer by the Commission pursuant to 11(c) of the 1940 Act is required.

Applicants submit that the terms of the proposed exchange offer are, nevertheless, consistent with the legislative intent of Section 11, and that the exchange has not been proposed solely for the purpose of exacting additional selling charges and profits from investors by switching them from one security to another. More specifically:

•

The cash value and face amount of a New Policy will be no lower immediately after the exchange than the cash value and face amount of the exchanged Old Policy immediately prior to the exchange (unless a loan is repaid by applying a portion of the partial surrender proceeds at the time of the exchange).

•	No additional sales load or other charges will be imposed at the time of exchange.

•	No evidence of insurability will be required as a condition of the exchange.

•

Owners of the Old Policies will receive sufficient information to determine which policy best meets their needs. The description of the proposed exchange offer in the Old Policy prospectus and non-personalized materials provided to Old Policy owners will provide full disclosure of the material differences between the Old Policy and New Policy. Each Old Policy owner will be provided, at no charge, personalized hypothetical illustrations that compares his/her Old Policy to the New Policy. For most policy owners, the New Policy should be less expensive than the Old Policy.

In addition, Applicants posit that permitting policy owners to evaluate the relative merits of the proposed exchange offer and to select the policy that best suits their circumstances and preferences fosters competition and is consistent with the public interest and the protection of investors. Accordingly, not only is the proposed exchange offer consistent with the protections afforded by Section 11 of the 1940 Act and the rules promulgated thereunder, but approval of the terms of the proposed exchange offer is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the 1940 Act.39

[39]	Applicants note that the public policy underlying Section 11 of the 1940 Act may be inferred from Section 1(b)(1) of the 1940 Act that provides, in relevant part, that the national public interest and the interest of investors are adversely affected when investors “purchase, … exchange, … sell or surrender securities issued by investment companies without adequate, accurate, and explicit information, fairly presented concerning the character of such securities …” To this end, Minnesota Life will provide owners of Old Policies with comparative information about the variable contracts involved in the exchange so that the eligible owners of the Old Policies can make an informed decision about whether to take advantage of the exchange offer being made to them.

PRECEDENT

As previously noted, because the legislative history of Section 11 makes it clear that the potential for harm to investors perceived in “switching” was its use to extract additional sales charges from those investors, applications under Section 11(a) and orders granting those applications appropriately have focused on sales loads or sales load differentials and administrative fees to be imposed for effecting a proposed exchange.40 In granting the exemptive relief requested in prior Section 11 applications involving the exchange of one variable life insurance contract for another, the Commission staff has considered whether the consummation of the exchange would have inequitable results for the policy owners, and has viewed the absence of duplication of sales loads and administrative fees in effecting exchanges as persuasive evidence that the proposed exchange does not present the abuses Section 11 of the 1940 Act was designed to prevent.41

REQUESTED EXEMPTIVE RELIEF

Applicants respectfully request a Commission order approving the terms of their proposed offer to exchange Old Policies for New Policies. For the reasons set forth above, and particularly

[40]	See 11a-3 Proposing Release at notes 9-19 and accompanying text.
[41]	See, e.g., New England Life Insurance Co., Investment Company Act Release Nos. 26836 (Apr. 21, 2005) (notice) and 26869 (May 13, 2005) (order) (no sales load or administrative charge was imposed at time of exchange, however, a surrender charge applied to acquired contracts to discourage owners of exchanged contracts from participating in exchange offer solely to avoid or significantly reduce applicable surrender charges) ; Minnesota Life Ins. Co., Investment Company Act Release Nos. 25766 (Oct. 8, 2002) (notice) and 25793 (Nov. 4, 2002) (order) (where the exchanged contracts had a front-end sales load, no sales load was assessed in connection with the exchange); The Minnesota Mutual Life Ins. Co., Investment Company Act Release Nos. 22066 (July 11, 1996) (notice) and 22124 (Aug. 7, 1996) (order) (no charge, administrative or otherwise, assessed in connection with exchange, and no sales charge imposed on contract value transferred from exchanged contracts to acquired contracts in connection with exchange); and Manufacturers Life Ins. Co. of Am., Investment Company Act Release Nos. 17831 (Oct. 30, 1990) (notice) and 17882 (Nov. 28, 1990) (order) (no direct or deferred sales charges imposed on cash values rolled over from exchanged contracts to acquired contracts where the exchanged contracts had front-end sales load, and no deferred sales load imposed in connection with payments under acquired contracts except in connection with surrender following an increase in face amount).

because no sales load or administrative charges for effecting an exchange will be incurred as a result of any exchange pursuant to the proposed offer, Applicants submit that:

•

the proposed exchange offer is consistent with the intent and purpose of Section 11 of the 1940 Act and the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act; and

•	the terms of the proposed exchange are ones that may properly be approved by an order issued by the Division of Investment Management pursuant to delegated authority.

PROCEDURAL MATTERS

COMMUNICATIONS

Please address all communications concerning this Application and the Notice and Order to:

Timothy E. Wuestenhagen, Esq.

Minnesota Life Insurance Company

400 Robert Street North

St. Paul, Minnesota 55101-2098

Please direct questions or comments regarding this Application, and a copy of any communications, Notice and Order, to:

Thomas E. Bisset, Esq.

Sutherland Asbill & Brennan LLP

1275 Pennsylvania Avenue, NW

Washington, DC 20004-2415

AUTHORIZATIONS

All requirements of the charter documents of the Applicants have been complied with in connection with the execution and filing of this Amended and Restated Application, and each person signing the Amended and Restated Application on behalf of the Applicants is fully authorized to do so. Pursuant to Rule 0-2(c), copies of the resolutions authorizing the officers of the Applicants to sign and file the Application were attached to the initial Application as Exhibits B, C and D and remain valid. Statements of Authorization and Verification required by Rule 0-2(d) under the 1940 Act with respect to the filing of this Application by each Applicant are attached hereto.

SIGNATURE

Minnesota Life Insurance Company has caused this application to be duly signed on its behalf and on behalf of Minnesota Life Variable Life Account and Minnesota Life Individual Variable Universal Life Account in the State of Minnesota on the 3rd day of December, 2010.

MINNESOTA LIFE VARIABLE LIFE ACCOUNT

MINNESOTA LIFE INDIVIDUAL VARIABLE UNIVERSAL LIFE ACCOUNT

By: MINNESOTA LIFE INSURANCE COMPANY

By:	/s/ DWAYNE C. RADEL
Dwayne C. Radel
Title:	Senior Vice President and General Counsel

SIGNATURE

Securian Financial Services has caused this application to be signed on its behalf in State of Minnesota on the 3rd day of December, 2010.

SECURIAN FINANCIAL SERVICES, INC.

By:	/s/ GEORGE I. CONNOLLY
George I. Connolly
Title:	President

VERIFICATION

The undersigned states that he has duly executed the attached application dated December 3, 2010, for and on behalf of Minnesota Life Insurance Company, Minnesota Life Variable Life Account and Minnesota Life Individual Variable Universal Life Account, that he is Senior Vice President and General Counsel, and that all actions by shareholders, directors, and other bodies necessary to authorize the undersigned to execute and file this application have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ DWAYNE C. RADEL
Name:	Dwayne C. Radel
Title:	Senior Vice President and General Counsel

VERIFICATION

The undersigned states that he has duly executed the attached application dated December 3, 2010, for and on behalf of Securian Financial Services, Inc, that he is President, and that all actions by shareholders, directors, and other bodies necessary to authorize the undersigned to execute and file this application have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ GEORGE I. CONNOLLY
Name:	George I. Connolly
Title:	President